

06012265

4/15

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Actavis Group hf

*CURRENT ADDRESS 220 Hafnarfjordur
Iceland

**FORMER NAME

**NEW ADDRESS



PROCESSED
APR 06 2006
THOMSON
FINANCIAL

FILE NO. 82- 34959 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: CBS

DAT : 4/6/06

82-34959

AR/S
12-31-04

Aðalfundur Actavis Group hf.

AÐALFUNDUR Actavis Group hf. fyrir árið 2004 verður haldinn á Grand Hótel, Sigtúni 38 þann 31. mars kl. 17.00.

Á dagskrá fundarins eru venjuleg aðalfundarstörf samkvæmt gr. 4.04 samþykkta félagsins.

Auk þess verða til afgreiðslu á fundinum neðangreindar tillögur:



1. Tillaga um breytingu á samþykktum félagsins sem heimilar stjórn þess að hækka hlutafé þess um allt að 450.000.000 kr. að nafnverði. Gert er ráð fyrir að eldri hluthafar hafi ekki forgangsrétt til áskrifta að nýju hlutafé ef það er notað til þess að fullnægja kaupréttarsamningum eða notað í skiptum vegna kaupa á öðrum félögum, lyfjaréttindum eða rekstri.
2. Tillaga um að heimila stjórn félagsins að gera kaupréttarsamninga við starfsmenn félagsins.
3. Tillaga um heimild til þess að kaupa eigin bréf.

Dagskrá aðalfundarins, ársreikningur þess og endanlegar tillögur munu liggja frammi á skrifstofu félagsins, Reykjavíkurvegi 76-78, Hafnarfirði, hluthöfum til sýnis viku fyrir fundinn.

Fundargögn og atkvæðaseðlar verða afhentir á fundarstað.

Hafnarfirði, 23. mars 2005,
stjórn Actavis Group hf.


actavis

hagur í heilsu

CORPORATE FINANCE

Actavis Group hf. ... is.is www.actavis.com

RECEIVED
2006 FEB 15 P 3:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE



KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Annual Report 2004

30.3.2005 12:57:58

Group 15

News categories: Corporate results
ACT Annual Report 2004.pdf

See attachement.



actavis

creating value in pharmaceuticals

Annual report 2004





Creating new value

Actavis specialises in the development, manufacture and sale of high-quality generic pharmaceuticals for international markets. It is a financially strong and profitable business that has experienced rapid growth in recent years. Founded in 1956, Actavis is a listed company on the Icelandic Stock Exchange, worth in the region of US$2 billion*.

The Group operates across five continents and has its headquarters in Iceland. Principal markets include Germany, Turkey, Bulgaria, Serbia, Russia and the Nordic Countries. Experienced teams of pharmacists, chemists and other scientific professionals help to make up a total workforce of around 7,000.

Actavis has modern manufacturing facilities in Bulgaria, Malta, Turkey and Iceland that are EU-GMP** approved. Additional manufacturing in Serbia currently services domestic and other markets for own-label products outside the EU. The plants produce a variety of medicines in different formulations including tablets, capsules, injectables, suspensions, suppositories, creams and ointments.

An extensive network of sales and marketing offices enables effective market penetration. Strategic acquisitions, the opening of new sales offices and intensive investment in the development of generic pharmaceuticals are fuelling the growth of Actavis and have positioned the Group to take advantage of future opportunities.

*at March 2005

**European Union – Good Manufacturing Practice

Year in brief

42.9% rise in operating revenues

54.6% increase in net profit

Three strategic acquisitions

First to market with five new products

Successful rebranding of company



EURm
Revenue
500
400
300
200
100
0
42.9%
316.2
451.7
2003
2004



EURm
EBITDA
120
100
80
60
40
20
0
36.5%
84.1
114.7
2003
2004



EURm
Net profit
80
70
60
50
40
30
20
10
0
54.6%
40.5
62.7
2003
2004



Revenue by market
Other 6%
Turkey 21%
Spain 2%
Ukraine & Moldavia 3%
Netherlands 3%
Austria 3%
Iceland 4%
Scandinavia 5%
UK 5%
Serbia 7%
Russia & CIS 10%
Bulgaria 13%
Germany 18%



Revenue by segment
Other revenues 6%
API 4%
Intellectual property 3%
(Third-party sales)
Own-label 53%
Third-party sales 34%

Contents



Page 7
Chief Executive's letter to shareholders



Page 16
Actavis' strategy



Asyran
Asyran

Page 18
Sales & Marketing



Page 24
Research & Development



Page 30
People
the key to operational excellence

actavis
creating value in pharmaceuticals

The launch of a new brand

"It is the dedication and professionalism of all our personnel that have made this Group what it is today. Now we are moving forward together, our ambition united under a distinct identity."
Robert Wessman, President and CEO

Around the world on 12 May 2004 employees of the Group gathered together for a presentation introducing Actavis. Not just a name change, the brand signifies an united vision for the Group which, as it unfolds over the coming months and years, will create varied opportunities across our operations.

Our new name, which means action and strength, aims to reflect the qualities that distinguish the Actavis Group today – speed, ambition, proactivity and internationalism. And those were all qualities very much in evidence at the launch of the new brand in May 2004.





New horizons

Chairman's statement

A growing sector

As a generics company, we have fundamental forces working in our favour. Governments of the developed world are coming under enormous pressure to reduce healthcare costs, resulting in higher penetration of generic products. There are significant growth opportunities in the sector, with pending patent expiration of blockbuster drugs, political pressures to reduce healthcare costs, incentives and regulations to support the replacement of original drugs with generics, and an increase in consumer awareness and acceptance of generics.

There are few generic pharmaceutical companies that are growing as fast as Actavis. In another record year for the Group, net profits rose by 54.6% and we achieved a 42.9% increase in revenues. Acquisitions and the sustained expansion of our sales network and manufacturing capacity contributed to this progress, together with a diverse product pipeline that delivered nine new launches in 2004.

Strong external growth

Success in our industry relies to a large extent on size. Mergers and acquisitions continue to be an essential element in our growth strategy, combined with organic growth through new products and entries to new markets. During the year the acquisition of the sales and marketing company Biovena took us into Poland, while the addition of Pliva's Nordic operation consolidated what is now a truly Nordic presence for Actavis. The recent acquisition of Pharma Avalanche, a sales and marketing firm in the Czech Republic and Slovakia, is part of our strategy to expand into central Europe.

The acquisition of Fako in Turkey, completed in 2004, provides a launch pad for this growing market while intensive integration programmes, cultural exchanges and good communications are laying the foundations for a positive fusion of our business strengths and generics know-how across the Group.

Embracing change

We are part of a rapidly-changing industry; our philosophy is to embrace that change and to make it work for us. Developing countries are entering, and transforming, the generics arena, and our strategy to expand our operations in India, a country that offers access to a wide range of expert skills and low-cost supply, has already been put into action. Our strategy also encompasses North America – a well-established market which now accounts for almost half the world's sales of generics. We are also intensifying our focus there by gaining approval for Actavis' products on the market and expanding partnerships, keeping an open eye for acquisition targets that fit our strategy.

The Board of Directors has, as always, been instrumental in helping us to set and achieve our business goals. We maintain a watchful eye on our competitors and our determination to lead further consolidation in our industry is undiminished. I am confident that Actavis will reach its goal of becoming one of the industry's leading generics companies in the next few years.

This ambition is a vital component of the energy that drives us. We are a goal-setting and goal-achieving Group and, constantly alert to the wind of change, we will go on achieving. Our entrepreneurial and "can-do" attitude is something that clearly distinguishes us from many more established companies.

Realising our vision

In 2004 we took an essential step towards realising our vision: the comprehensive rebranding project we undertook will result in significant benefits as we move forward. The rebranding is part of our strategy to build a leading brand in generic pharmaceuticals, and to reinforce the strength of the Group. A commendable job has been done in combining one vision and embedding one set of core values across the entire Group – from Bulgaria to Norway, Ukraine to the US, we are now Actavis and we are hungry for growth.

We have a phenomenal group of people working with us to deliver what our customers want and to create new value in the generics industry. Our thanks and congratulations go to all Actavis staff and partners. These are the people at the heart of an exciting growth engine. Their expertise, commitment and enthusiasm will undoubtedly power us into a new era.

Thor Bjorgolfsson
Chairman of the Board



Focused on growth

Chief Executive's letter to shareholders

The year 2004 was another record year for Actavis with important progress in a number of areas; revenues increased 42.9%, with underlying sales growth of 10.6% and an increase in net profits of 54.6%. 2004 also heralded a new identity for our Group. The Actavis brand, launched in May, unites our international businesses and staff in a common purpose. We are proud of our new name which stands for our strength and proactiveness as one of the world's best quality suppliers of generic pharmaceutical products and intellectual property.

Actavis remained strongly positioned in its key markets with growth that was above peer-group average. We launched nine new generic drugs, five of which were first to market through our customers in Europe. We acquired companies in Turkey, the Nordic region and Poland and, in early 2005, improved our operations in India with a further acquisition and a strategic collaboration that is expected to support our US expansion plans, as well as delivering cost efficiencies.

We continue to be committed to leading the consolidation of what is still a fragmented industry through strategic acquisitions, and to driving further organic growth through innovative product launches, penetration of new markets and regulatory approvals of new generic pharmaceuticals. We continue to invest heavily in research and development (R&D) and pursue a determined first-to-market strategy

Acquisitions

The acquisition of Fako in Turkey and our strategic integration of the operation was finalised during the year. Fako, one of Turkey's largest generics businesses, creates a strong platform for our expansion into southern Europe and Turkey. Fako's integration into the Group has been very successful and the company is proving to be an important contributor to our results.

In February 2004 the acquisition of Pliva Nordic strengthened what is now a truly Nordic presence for Actavis. The recent acquisitions of Biovena in Poland and Pharma Avalanche in the Czech Republic and Slovakia have secured an important arena to utilise the potential of the Group's development and manufacturing capacity.

From a corporate perspective, the focus of the year was to increase transparency and accountability in day-to-day management practices. The Actavis Academy, a comprehensive leadership development programme, is intended to develop the leadership skills of our top senior managers. Our management strategy focuses on building an exceptional team of leaders, because evidence shows that extraordinary performance cannot be created with anything less. These measures are taken to support our internal and external growth, enhance the efficiency of the business and make a rapid contribution to the bottom line.

Sales

Our "own-label" division showed good year-on-year growth with a 58.3% increase in revenues, mainly resulting from new acquisitions. Important progress was also made in streamlining sales and marketing operations across the Group and in creating a more effective service platform.

The "third-party" division reported a revenue increase of 21.1%. It launched nine new products, five of which were first to market, including Ramipril in three formulations, Lisinopril and Quinapril HCT tablets. Our first-to-market strategy generates confidence among pharmaceutical companies and wholesalers, and translates into a willingness to buy from our diverse portfolio.

Expanding the value chain

Actavis strengthened its presence in India during 2004 when Actavis Pharma was established with the key purpose of expanding the Group's capacity, while also developing Active Pharmaceutical Ingredients (APIs) in India. Backward integration into APIs is an important step and is expected to give us a competitive advantage in the longer run. Building on this base we acquired the Indian contract research organisation, Lotus Laboratories, in February 2005. We also entered into a strategic collaboration with the Indian pharmaceutical company, Emcure Pharmaceuticals, to manufacture a number of our products for the US market.

Our R&D specialists continue to file for patents on Actavis products and formulations, with obvious and significant implications for the protection of our intellectual property. Current originator product patents are potentially open to challenge and are also under careful examination.

One company, one vision

Actavis has a reputation for making things happen. The comprehensive launch of the Actavis brand and corporate identity last year was successful by any standards. Our customers and investors around the world can now identify Actavis visually, as well as by our conduct and high standards.

Last year we welcomed four additions to our management team. Per Edelmann, previously at Alpharma, was appointed as Chief Executive, Sales & Marketing – International. A Managing Partner for IMG Deloitte, Svafa Gronfeldt now leads Strategy &

Organisational Development, while Ashok Narasimhan brings over 23 years' experience in international marketing to the Strategic Businesses Division. Head of our US office, and an experienced R&D executive from Pfizer, Sigurdur Olafsson now heads Corporate Development.

Throughout all the changes and highlights of 2004, however, it is our staff who represented the foundations of our reputation and who delivered our achievements, and we pay tribute to their efforts.

Positioned for growth

Actavis is determined to become one of the leading companies in the development, manufacture and sale of quality generic pharmaceuticals in the international market. Our strategy continues to be focused on offering better and faster access to the latest generic products and a wide portfolio of affordable, high-quality pharmaceuticals.

Our principal priority for the year ahead is to strengthen our position in new markets and to continue to build our relationships with customers in existing markets. In the medium term, we will continue to file our products on the US market. In addition, capitalising on our Polish, Czech and Slovakian acquisitions and our strong position in key European markets, we intend to move farther into these markets. Our record of bringing new products to market at the point of patent expiry continues to be supported by a strong focus on regulatory excellence.

Our strong R&D pipeline currently comprises 75 development projects for Europe and the US. Around 50 new product and new market launches are planned for 2005, the highest number so far. We will carry on exploiting development synergies across the Group and will foster new cost efficiencies in manufacturing and by means of vertical integration.

Actavis is now even more united in its vision and the organisation is streamlined and structured for continuing growth. I am confident that our strong customer focus and the dedicated and ambitious nature of our staff will continue to drive the rapid expansion of our business.

Robert Wessman
President and CEO



Highlights in 2004

2004



Fako acquisition completed

The acquisition of one of Turkey's largest generic pharmaceuticals companies was finalised in January. A long-established business that produces finished products and active pharmaceutical ingredients, Fako represents a strong platform for Actavis' expansion into southern Europe.



First to market

As part of Actavis' most ambitious product launch to date, 300 million Ramipril tablets and capsules were flown out from Actavis' Icelandic facilities on the same night as the product's patent expired. Actavis customers were first to market with this anti-hypertension drug, as they were in numerous markets in April with Lisinopril HCT combination tablets produced in the Maltese facility. The launch of Quinapril HCT tablets in December meant customers in Germany were first to market with the generic drug used to treat high blood pressure.



A rewarding year

Actavis scooped two of Iceland's most prestigious business awards in February. Actavis CEO Robert Wessman was voted Iceland's Businessman of the Year and the Group won the 2003 Knowledge Award. Later in the year Actavis achieved best investor relations programme (Nordic region) and Iceland's top marketing award. In Ukraine, the pharmaceutical industry named Actavis for the best health sector public relations campaign.



Pliva Nordic acquisition

In February the acquisition of Pliva Nordic from the Croatian pharmaceutical company Pliva, added a sales and marketing function in Finland and Norway, completing Actavis' presence throughout the entire Nordic region.



We are Actavis

The new Actavis brand was launched in May, encompassing the group of companies formerly known as Pharmaco. The move formed part of a broader strategy to consolidate Actavis businesses and build a leading global pharmaceuticals company offering customers faster, better access to the latest generic products.



Executive Board strengthened

The Actavis Executive Board was enlarged with three new appointments in October, with a view to strengthening the overall structure and efficiency of the business as it continues to grow and expand into new markets. The new divisions are Corporate Development, Strategy & Organisational Development and Strategic Businesses.



Expansion into central Europe

Actavis' aim to increase its presence in central Europe materialised when it acquired the pharmaceutical sales and marketing company Biovena in December. Based in Warsaw, Biovena was established in 2000 and now has over 40 employees. In March 2005 Actavis acquired the sales and marketing company, Pharma Avalanche, in the Czech Republic and Slovakia.



Expansion in India

In January 2005 Actavis expanded its presence in India with the acquisition of Lotus Laboratories and a strategic collaboration with the Indian pharmaceutical company Emcure Pharmaceuticals. An increasingly important player in the pharmaceutical industry, India offers access to a wide range of expert skills and the opportunity to achieve further cost efficiencies in R&D and manufacturing.

2005

Financial report

Trading results

In 2004 the Group's sales increased 42.9% to EUR451.7 million (2003: EUR316.2 million). Underlying revenue increased by 10.6% for the full year. Net profit was up by 54.6% to EUR62.7 million.

Expenses

Direct production expenses amounted to 50.5% of sales in 2004, compared with 59.0% the previous year. Sales and marketing expenses increased from 7.2% to 14.5% as a percentage of sales in 2004, as against 2003. This was primarily as a result of the rebranding of the company and a greater emphasis on promotion of key brands. General, administrative and other operating expenses were only slightly higher, as a percentage of sales, in 2004 than in 2003.

Earnings

In 2004 Actavis' earnings before interest, tax, exceptional items, depreciation and goodwill amortisation (EBITDA) increased by 36.5% to EUR114.7 million (2003: EUR84.1 million). The EBITDA margin to revenues for the year was 25.4% compared with 26.6% for 2003.

The value increase in EBITDA was primarily due to an increase in sales volumes in existing markets and the introduction of Actavis products into new markets. Furthermore the integration into the Group of the Turkish company, Fako, increased sales volume and EBITDA.

The Company's net financial expenses increased from EUR1.6 million in 2003 to EUR10.6 million in 2004.

Profit before tax

Profit before tax was EUR78.5 million, an increase of 67.7% (2003: EUR46.8 million). Net profit was EUR62.7 million, up 54.6% (2003: EUR40.5 million).

Assets

At the end of 2004, the Group's total assets were EUR678.5 million, an increase of 13.6% on the previous year. Fixed assets amounted to EUR435.8 million and current assets to EUR242.7 million. Intangible assets increased by EUR2.1 million, to EUR262.0 million. Development cost for new products is capitalised in the balance sheet under "Intangible assets", which are amortised over a five-year period. Amortisation during 2004 amounted to EUR7.8 million. In 2004 the Company invested EUR15.9 million in development. Goodwill at the year end amounted to EUR229.1 million.

The current ratio was 1:16 at the end of the year 2004 compared with 1:10 at the end of 2003.

Shareholders' equity and liabilities

At the end of 2004, total shareholders' equity amounted to EUR277.4 million, with total liabilities and provisions at EUR401.1 million. The Company's equity ratio at the year end was 40.9%, a little stronger than at the end of the previous year.

Return on equity for the year was 28.9% against 17.8% in 2003.

Revenue and expenses[1]


EURm
150
120
90
60
30
0
85
57
76
61
77
56
78
58
126
90
109
82
105
79
112
86
1Q 2003
2Q 2003
3Q 2003
4Q 2003
1Q 2004
2Q 2004
3Q 2004
4Q 2004
Revenue
Expenses

1 Operating expenses without amortisation and depreciation

EBITDA


EURm
40
30
20
10
0
24
20
21
20
36
26
26
26
1Q 2003
2Q 2003
3Q 2003
4Q 2003
1Q 2004
2Q 2004
3Q 2004
4Q 2004

Exceptional items

An impairment test on the Group's goodwill was performed by an independent third party at the year end. The main conclusion of the test was that the acquired companies support the goodwill in all operations, with the exception of the Danish subsidiary. The total amount of goodwill at the year end was EUR229.1 million. The total amount of impairment was EUR3.0 million.

EPS and taxation

After-tax earnings per share were up 57.3% for the year to EUR0.0225 (2003: EUR0.0143). The corporate tax rate for companies resident in Iceland is 18%. In 2004, the Group's effective average tax rate was 14.6%.

Cash flow

Actavis had an operating cash inflow of EUR48.8 million, EUR5.0 million higher than in 2003. The increase was than anticipated for the year as a whole, principally as a result of an increase in receivables at Fako. The company no longer factors its receivables. In addition, Fako has extended credit terms of sales in Turkey to bring it more in line with the terms generally offered in the market. This increased the receivables for the Group by EUR34.0 million.

Dividend and shareholders' funds

In 2004 the Company's Board of Directors proposed and accepted a payment of a 10% dividend on the nominal value of outstanding shares to shareholders, which corresponds to 7.8% of profit after tax for the year 2003.

Investment

Capital expenditure during the year was EUR65.7 million, 14.5% of sales. The principal areas of investment during the year were the manufacturing sites in Dupnitza in Bulgaria, Malta, Iceland and Serbia. In January 2004, one of Turkey's largest generic pharmaceutical companies, Fako, was acquired. The site at Dupnitza, Bulgaria, was upgraded to meet GMP standards. The Polish pharmaceutical company Biovena was acquired in December 2004. In February 2004, the acquisition of Pliva Nordic was finalised, consolidating Actavis' sales and marketing presence throughout the entire Nordic region.

Post-balance sheet events

In February 2005, Actavis announced a conditional agreement to acquire Lotus Laboratories, an Indian contract research organisation (CRO), for around EUR19.1 million. The acquisition is not expected to affect Actavis' financial results in the short term, but it is expected to reduce the Group's R&D expenditure and to support its entry into the US market, in the medium term. In the same month, Actavis announced a strategic collaboration with the Indian pharmaceutical company Emcure Pharmaceuticals. The agreement focuses on four products which Emcure will manufacture for Actavis for the US market.

In March 2005 the Czech generic pharmaceutical company Pharma Avalanche was acquired, giving Actavis a presence in the Czech Republic and Slovakia.

Key ratios

in EUR 000	2004	2003	Change %
Operating revenue	451,697	316,151	42.9%
Operating expenses	(362,635)	(264,032)	37.3%
EBITDA	114,708	84,059	36.5%
EBIT	89,062	52,119	70.9%
Profit before tax	78,451	46,788	67.7%
Taxes	(11,431)	(4,434)	157.8%
Net profit	62,656	40,540	54.6%
Underlying growth	10.6%	N/A	N/A
Earnings per share (EPS)	0.0225	0.0143	57.3%





Ambition
– we aim to be leaders in our field

Actavis' strategy

Actavis' vision

We aim to be one of the world's leading generic pharmaceutical companies with a strong focus on R&D, manufacture and sales of quality products to international markets.

Strategy for growth

Our strategy is to develop and strengthen the value chain by reinforcing our corporate culture.

Our corporate culture demands that we create value for our shareholders and be an attractive investment; that we provide pleasant working environments which meet the stimulating attitudes and energy of our employees; that we offer our customers quality products at competitive prices.

Control of the entire value chain better enables us to exploit our strategy to be **first to market, by reducing costs, by penetrating existing markets and expanding our international sales and marketing network.**

First to market

Actavis' competitiveness is structured around being among the first to market with new generic pharmaceutical products, when patents expire. Prices of generic pharmaceuticals are at their peak just after patent expiry, and those companies which are first to market generally have the best opportunity of gaining shelf space in pharmacies. Actavis pursues this strategy in the following ways:

- We focus on the timely identification, development, launch and promotion of own-label products and products supplied to third parties.
- We focus on quality intellectual property, expertise in pharmaceutical registration processes and extensive knowledge of regulatory environments. These enable the rapid registration of new generic pharmaceuticals.
- We supply the right high quality products from world class manufacturing facilities at the right time.

Cost efficiencies

Actavis continues to be committed to using its resources efficiently and striving for economy across all areas of its business. We achieve this by:

- Opting for cost-efficient sourcing in active pharmaceutical ingredients (APIs) and other sourcing in APIs.
- Locating units where cost efficiencies can be achieved in development, manufacturing and related functions.
- Focusing on efficient utilisation of resources.
- Increasing our internal API development and production, where strategically viable, in order to reduce costs and minimise our reliance on outside suppliers for the key ingredients of our pharmaceutical products.

Market penetration and expansion of the sales and marketing network

A strong international sales network is central to Actavis' dynamic growth. We aim to grow organically through the effective registration of products in existing markets and by continuing to build our sales and marketing network.

Our strategy is to:

- Create a strong development pipeline. Effective registration of new products will enable us to launch new products in existing markets.
- Develop a combination of top-selling pharmaceutical products and niche products. By seeking in-licensing opportunities of products not developed in-house, we intend to maintain a diverse product portfolio in our markets.
- Build on our platform in central and eastern Europe through our own offices and continue to achieve synergies in the existing markets of acquired companies.
- Continue to file our products on the US market.

External growth

Actavis' acquisition strategy has clear targets. Any acquisition must support and complement the markets, production and other synergies of our existing business. Acquisitions must also meet our financial targets.

- Our focus is on expanding our operations through strategic acquisitions and partnerships in central and eastern Europe and India. Strategic acquisitions in the US, the world's largest pharmaceutical market, are constantly being explored.
- We place priority on effective integration of Company strategy, structure, culture, communications and human resources.

How Actavis is creating value in pharmaceuticals

- For customers we strive to provide quality products, at affordable prices and ahead of the competition.
- For investors we add value through organic growth, strategic acquisitions, product innovation and efficient registration of new products
- For employees we provide dynamic working environments, good terms of employment and opportunities for personal and professional growth.



Actavis' strategy in action

First to market

Nine new generic products were launched in the EU market, and five of these, Ramipril tablets, Ramipril HCT, Ramipril capsules, Lisinopril HCT and Quinapril HCT, were first to market. Being first to market is pivotal to our success; it resulted in a record year in sales and outstanding growth in the Third-party division.

Focus on cost effectiveness

We successfully transferred our production for western European markets to lower-cost production sites when we upgraded our factory in Malta in 2004. India will be a source of a wide range of expert skills and low-cost supply. Combined with the strengthening of our current R&D centre in India, the acquisitions we made in 2004 were important milestones in achieving cost efficiencies, while also maintaining our focus on quality and operational excellence.

Strategic acquisitions and important partnerships

Our revenues increased considerably in 2004 and we continue to be one of the world's fastest-growing generics companies. Revenues increased by 42.9% compared with 2003, and profits were up by 54.6%. This is as a result of both organic and external growth. Early in the year, our acquisition of Fako in Turkey gave us a good foothold in the Turkish generics market. The acquisition of the Nordic sales and marketing operation of Pliva was also completed in the year, as was the acquisition of the sales and marketing firm Biovena in Poland. The acquisition of the sales and marketing company Pharma Avalanche in the Czech Republic and Slovakia, and of Lotus Laboratories in India, was finalised in 2005. We also entered into a strategic collaboration with the Indian pharmaceutical company, Emcure Pharmaceuticals, to manufacture a number of our products for the US market.

Sales & Marketing – International

An eventful year

In 2004 good progress was made in a number of areas in the Sales & Marketing – International Division, handling the Company's own-label sales. More own-label products from internal development contributed to a growing international portfolio, and sales opportunities for more sophisticated generic products were exploited in central and eastern Europe.

Sales of own-label products constituted 56.1% of sales for the Group, including APIs. Developed by Actavis or in-licensed from other companies, these products produced revenues of EUR240.2 million for the year, compared with EUR151.7 million in 2003. Actavis has a leading position among generic companies in markets such as Bulgaria, Serbia and Iceland, and has a good position in Turkey.

The acquisition of Fako in Turkey was completed at the beginning of 2004 and the company is included in the accounts for the full year. Integration has been a success and the company is now contributing a strong margin and profits to the Group. Turkey is now the Group's largest market, accounting for 20.9% of sales and 34.3% of the division's sales.

As part of the Group's strategy to gain access to central European markets, the more recent acquisition of Biovena in Poland has secured an important arena to utilise the potential of the Group's value chain. The acquisition of the Nordic sales and marketing operation of Pliva consolidated what is now a truly Nordic presence for Actavis.

Underlying organic growth in the division was slower than anticipated, largely as a result of general pricing pressures and further delays in Bulgarian reimbursement reforms, but important progress was made in streamlining sales and marketing operations across the Group and in creating a more effective service platform. Positive progress in local currencies is in some cases weakened by unfavourable currency fluctuations.

A significant step in the Company's strategy to consolidate the various businesses under one brand was taken when it was re-branded as Actavis. The Company has grown considerably through mergers and acquisitions and was trading under various names. The move is part of a strategy to build a leading brand in generic pharmaceuticals and reinforce the strength of the group, what it stands for and the nature of its vision.

The first Actavis products have been launched and Actavis customers around the world can now identify Actavis, both visually and by our conduct and high standards.

Progress in key markets

In **Turkey**, Fako has ensured Actavis a solid position in the country's large generics market. The market strengthened in the second half of the year, and EBITDA to sales margin and profits were in line with expectations for the year as a whole. Competition continued to be intense: discounts and extended credit terms were given by competitors. By the end of the year increased discounts were implemented in the market by the Government.

In **Bulgaria**, revenue fell by 7.4%. Continued delays by the authorities on pricing issues and the introduction of new reimbursement rules led to slower market growth than expected. Despite these complications, Actavis maintained its market position. The country's long-awaited reimbursement list took effect in January 2005 and Actavis has a number of products, which have good sales potential in the Bulgarian market. The list is also expected to enable better pricing of certain existing products.

In **Russia, Ukraine** and the **Commonwealth of Independent States (CIS)** markets showed good progress during the year, with 12.4% growth, in line with expectations. In the CIS countries sales improved as a result of increased marketing efforts and stronger distribution channels, as well as higher prices for some core brands.



In the **Nordic region** revenue grew by 36.3% (not counting the Pliva acquisition). Competition in Denmark continues to be tough, with continued pricing pressure. Increased emphasis is now being placed on new product launches in this market. Sales in Iceland were in line with expectations, but overall the region's sales, margins and profitability were not as good as anticipated. Several product launches are, however, being prepared for 2005 and are awaiting marketing authorisations.

Business in **Serbia** continued to gain ground with increased market share, in line with expectations, and sales grew by 7.1%. The integration of the company into the Group has been a success and it has been a significant contributor to profit margins. The company remains one of the market leaders in the region.

API sales account for 4.4% of the Group's 2004 total revenue. APIs registered sales of EUR19.7 million for the year, achieving strong growth as a result of the acquisition of Fako. Veterinary and human APIs are developed and manufactured in Turkey and Bulgaria and are sold in eastern, central, and western Europe, the USA, South Africa, Asia and the Middle East. In February 2005, Actavis signed a letter of intent to divest the veterinary API business in Bulgaria. The sale of the plant reflects Actavis' strategy of focusing on the growth of its core business. However, Actavis will continue to focus on development and manufacture of human APIs, where strategically viable.

New opportunities

The division's commitment to growth and efficiency continues to be a priority. New advances have already taken place in 2005 in central and eastern Europe with the addition of the Czech Republic to the map, and further developments in central and eastern Europe are on the agenda. Continued development of existing markets through a strengthened product portfolio is planned and 30-35 new product and market launches[1] are proposed in the division's markets.

We expect pressure on prices to continue across all markets, but major patent expiries and the launch of several new Actavis products are in the offing. Many central and eastern European countries are undergoing rapid government healthcare reforms, which include incentives and regulations to support the use of generic pharmaceuticals. This year, for example, the price of reimbursed products in Bulgaria will, for the first time, include a reference pricing system which is expected to favour generic products. The division is expected to show improved growth from 2004. Emphasis will be placed on building a strong product pipeline to support future sales of own-label products and building our platform in the US market.

1 A new market launch is when a product previously launched in other markets is launched into a new market

Own-label sales by markets


Rest of the world 9%
Serbia 10%
Turkey 34%
Nordic countries 10%
Russia & CIS 16%
Bulgaria 21%

Sales by therapeutic category


Other 10%
Cardiovascular 34%
Alimentary 11%
CNS 22%
Anti-infectives 23%

Five highest-selling products

Product	2004 Revenue EURm	Therapeutic category
Bioment	10.1	Anti-infective
Troxevasin	9.6	Cardiovascular
Cravit	9.3	Anti-infective
Almagel	9.0	Alimentary tract & metabolism
Oraceftin	8.9	Anti-infective

Sales & Marketing, Third-party – Global

2004 a year of growth

The year 2004, with an underlying growth of 24.0%, was the best in the division's history. It began with the division's most ambitious product launch when the cardiovascular drug, Ramipril, was flown out in six jumbo jets on the night its patent expired. It was produced in three forms: tablets, capsules and hydrochlorothiazide combination tablets, which all made the annual sales top ten. This achievement demonstrates a highly-effective collaboration between manufacturing and sales teams which, as a result, are better prepared for future projects on a similar scale.

Sales of intellectual property and finished products to other pharmaceutical companies (third parties) reached EUR164.8 million in 2004, compared with EUR136.1 million in the previous year.

Increased pressures on pricing and a number of healthcare reforms contributed to a challenging environment in 2004 for the Group's Third-party Division, which trades under the name *Medis*. The robust reputation of its registration dossiers continues to support its sales, valued at EUR13.1 million over the year. Overall, the division's sales represented 36.5% of total annual sales for the Group.

The division had 35 drugs on the market and 46 registration dossiers at year end. By the end of February 2005, a total of 113 products were in the registration process.

Third-party sales by market

The division carries out finished-dose manufacturing for many companies, including most of the leading European generic companies. Key markets currently include Germany, the UK, Austria and the Netherlands. The Group does not intend to focus on these markets with its own-label products.

Sales to **Germany** were up 50.0% for the full year as against 2003, partly as a result of strong sales of Ramipril tablets, Ramipril caps and Ramipril HCT. Government reforms in the country resulted in a new obligation for pharmaceutical companies to give national healthcare funds a 16% discount under the country's reimbursement system (reduced to 6% on 1 January 2005). A new reference price group for ACE inhibitors had an adverse impact on Ramipril, Ramipril HCT, Quinapril and Quinapril HCT. The German reforms are boosting the use of generics and generally benefit the industry, but in the longer term prices of both generic and patent-protected medicines are expected to come under continued pressure.

In the UK, sales were up 88.6% for the full year compared with 2003. While the prices of Ramipril and Citalopram were squeezed, the market was buoyant and Ramipril prices, in particular, were strong for longer than anticipated. Paroxetine was successfully launched in the UK in February 2004.

In **Austria**, sales decreased by 60.5% for the whole year. By far the biggest product sold to Austria is Citalopram, which constitutes almost 70% of the sales into this market. The sales reduction is entirely due to lower sales of Citalopram for international distribution. Last year two new Austrian customers launched Ramipril products and Lisinopril HCT.

Sales to the **Netherlands** were up 69.3%. The Netherlands have a well developed generics market and Actavis has a long-established presence in the country. The key product is Ciprofloxacin for international distribution, followed by Loratadine and Lisinopril for local sales.

The division is increasing its focus on **southern European** markets. Many of Actavis' older products are only just coming off patent in France, whereas the same patents expired as long ago as 1997 in many other countries. New product registrations are being evaluated for Spain. The use of generics in these areas has been low in the past, but governments and healthcare providers are encouraging a reversal in this policy. A region-specific strategy has also helped to boost Actavis' efforts here. Rather than use the "Mutual Recognition Procedure" registration route, the division has tackled France head-on and tailored its applications to the local authorities.

A record year in product launches

Nine new products were launched by the division in 2004, including the hugely successful Ramipril. In addition four products (which were already marketed elsewhere) were launched in France and Hungary.[1]

In January, Captopril HCT tablets were launched in France, the first launch in the country for some time. During the fourth quarter of 2004, Ciprofloxacine and Lisinopril tablets were also shipped to France, demonstrating the increasing importance of France as a market for the division.

In September and October, customers of the division were among the first to launch Mirtazapine anti-depressant tablets in Germany. In December, Actavis was first to market, through its customers in Germany, with Quinapril HCT tablets, a cardiovascular product. Also in the fourth quarter, local patent circumstances enabled the pre-launch of Sertraline anti-depressant tablets to be shipped to customers in some central and eastern European countries, as well as Spain. It will be launched throughout Europe in October 2005.

Growth of generics

Through robust development and registrations and a reputation for being first to market, Actavis' Third-party Division aims to develop its relationship with other pharmaceutical companies in current markets, which sell Actavis products under their own label. Increased focus will be placed on France and south-western Europe.

The generics industry in the EU, which in 2003 was estimated to be worth more than US$20 billion, is expected to grow by 10-12% a year over the next two years, with the strongest growth predicted to come from the UK and the Netherlands, supported by improved sales in France, Portugal and Italy where the use of generics is currently relatively low.[2]

In the US, while the Group's principal strategy is to sell products under its own label, the division has signed two third-party agreements with US companies and expects the first product to be launched in 2006.

Actavis' industry experience, combined with its skilled development teams and manufacturing facilities, make it an attractive partner for major European generic companies. As Government initiatives in many European countries continue to encourage the wider use of generic products, Actavis is confident that it can meet growing demands in a timely and cost-efficient manner.

In 2005, the main new product launches are expected to take place in the second and third quarter which are expected to be stronger in terms of sales. While Germany is expected to continue to be the biggest market for the division, dependence on this market will diminish as other markets, such as the UK and France, become increasingly important. The growth of the division is expected to be less in 2005 than in 2004.

1 A new market launch: is when a product previously launched in other markets is launched into new market.
2 IMS health.



Third-party sales by market



Other 9%
Belgium 2%
Serbia 2%
Denmark 4%
France 5%
Spain 5%
Netherlands 6%
Austria 8%
UK 14%
Germany 45%

Sales by therapeutic category



Other 5%
Anti-infectives 9%
Cardiovascular 53%
CNS 33%

Five highest-selling products

Products	2004 Revenue EURm	Therapeutic category
Citalopram	30.6	Anti-depressant
Ramipril Caps	16.1	Cardiovascular
Ramipril	15.1	Cardiovascular
Ramipril HCT	12.7	Cardiovascular
Paroxetine	12.7	Anti-depressant



Proactivity
– we make things happen

Research & Development

A productive year

The Group's R&D division was more active than ever before during the year: 11 first-time EU market authorisations for newly developed products were achieved; and 16 new applications for the EU market and two new applications for the US market were completed.

Actavis Pharma Ltd was established in Bombay, India, to strengthen a number of key sourcing activities, particularly APIs, clinical research and other contractual opportunities.

Contracts were finalised and work began in India to transfer products developed by Actavis Group into US Food & Drug Administration (FDA) approved facilities. This work supports the planned submission of Abbreviated New Drug Applications (ANDAs) in the US.

Significant emphasis was placed on filing applications for Actavis patents. This important, and continuous, work has important implications for the protection of the Group's intellectual property. The focus on patents also includes the careful assessment of originator patents which are currently in force and which are potentially open to challenge.

The construction of purpose-built development facilities began in Iceland. A new development and manufacturing plant will be opened formally in 2005 followed, in early 2006, by a facility that will house all R&D staff as well as analytical and formulation laboratories.

A diversified pipeline

A total of 75 products are currently in development for the Group's markets, including 45 for the EU and US markets, covering all key therapeutic areas. At the year end 24 new product registrations were underway.

More than 200 highly-qualified staff maintain a healthy product pipeline by driving the development and registration of high-quality generic products. Based in Iceland, Malta, Turkey, Bulgaria and Denmark, they are supported by various international research organisations. Comprehensive registration dossiers are compiled throughout the development process. The quality of these dossiers broadens the Group's geographic reach: Actavis products are now registered in more than 60 countries.

Organised primarily from its main development site in Iceland, the Group's development activities are geared to market demand and profitability, together with patent and technical considerations. Favourable patent environments enable Actavis to develop, manufacture and stockpile new generic products before originator product patents expire in other countries.

Development focus

The Group's efforts continue to be concentrated on the development of high-quality, profitable generic pharmaceutical products and APIs that meet the exacting needs of its markets.

Exploring opportunities outside its core generics business, the Group is increasing its focus on cancer chemoprevention through its majority stake in the Danish R&D company Colotech. Phase III clinical trials (multi-national), involving 1,000 patients, for the preventive treatment of colorectal cancer have begun. Another project based on similar principles – that of taking previously approved chemical molecules and testing them against other indications – was initiated in 2004.

Globally, the R&D division is pooling the expertise of companies within the Actavis Group to meet its growth targets. Fako in Turkey, for example, has brought expert knowledge of sterile products and APIs into the Group since its acquisition at the start of 2004.

Development process



Selection of a project
Preparation phase
Analytical development and validation
Formulation development Stability testing
Up-scaling
Bioavailability study
Stability testing
Marketing authorisation application

New developments, pipeline and registration summary for products developed for EU and US markets 2004

Therapeutic category	Developments completed for EU submission	Other developments in pipeline	Total ongoing registrations	First MAs* granted	ANDAs** submitted
Alimentary tract & metabolism	1	8	2		
Blood & blood-forming organs		2			
Cardiovascular system	5	10	7	5	1
Dermatologicals	1	1	2	1	
Genito-urinary & sex hormones					
Anti-infectives for systemic use		1	2		
Anti-neoplastic & immunomodulating agents		1			
Musculo-skeletal system	1	2	1		
Nervous system	7	16	9	5	1
Respiratory system		1			
Total	16	45	24	11	2

In addition to the above products developed to EU and/or US standards, Actavis maintains a healthy development pipeline of 30 products, that serve its domestic and own-brand markets outside the EU.

*First Marketing Authorisation (MA) – the first authorisation granted for a newly-developed product (as opposed to new authorisations for new markets).
**Abbreviated New Drug Application (ANDA) – filing for approval from the FDA for sale specifically in the US.

Product selection

Managers representing Actavis' Sales & Marketing, R&D, Operations, and Finance divisions all contribute to the product selection function, which aims to create a value/risk-balanced development portfolio. The pipeline undergoes regular evaluations to ensure the ongoing financial viability of each project.

A list of carefully screened drugs that are going off patent between now and 2016 maps out potential candidates for future development. Each will go through a detailed feasibility study which assesses the financial viability for each product, the potential for strategic fit, and technical and patent considerations, as well as development costs and sales and marketing issues.

The registration process (Europe)

Developing a new generic product can take from 18 to 36 months. The complete marketing authorisation (MA) application – often termed the registration dossier – comprises an average of 12-15 volumes. From the date of submission to EU health authorities, granting of the first marketing authorisation can take a further 12-24 months. Different expiry dates for originator product patents in Europe mean that marketing authorisation applications may be initiated at different stages in certain markets. Securing the MA grant and subsequently launching a product in France or Italy, for example, may occur some years after the first MA for the products was granted.

Mutual Recognition Procedures (MRPs), however, allow applications to be made to more than one regulatory authority at a time. With the accession to the EU in 2004 of a number of countries representing significant markets for Actavis, MRPs can now be run simultaneously for the markets of both Actavis revenue divisions. This synergy efficiently secures the best possible launch dates of finished products for all parties involved.

Operations & Quality Affairs

Overview

Operations is the largest division in the Actavis Group; its work includes sales and planning logistics, the transfer of product production from one country to another, purchasing and technical/engineering logistics and environmental health and safety (EHS). It plans and manages a range of programmes to provide operational capacity that will meet ongoing customer and marketing requirements, as well as effectively supporting new product launches.

Manufacturing operations in five countries offer comprehensive facilities for the production of quality generic pharmaceuticals. Plants in Malta, Turkey, Iceland, Bulgaria and Serbia provide considerable manufacturing capacity to meet the needs of Actavis' growing customer base.

Malta is a newly-refurbished facility. The main strategic requirement for Malta is the production of bulk and packed products for EU markets, some of which have been transferred from Iceland. The upgrade of the Maltese plant in combination with its skilled employees, EU/GMP approval and high-volume capacity make it a vital supply source for Actavis' western European markets.

In **Bulgaria**, Actavis operates three manufacturing sites, in Dupnitza, Troyan and Razgrad. Production capacity encompasses tablets, a range of infusion solutions, gelatine capsules, suspensions, ointments and syrups. Of the units known as T1, 2 and T3 in Dupnitza, T3 is EU/GMP compliant and T2 is currently being refurbished to meet the same standards.

Actavis currently operates three production plants and a pilot plant in **Iceland**. The main production plant in Iceland commenced operations in 1998 and has been developed with the needs of western European markets in mind. It is a solid dosage facility compliant with EU/GMP, and is the principal strategic launch site for new Actavis products. The Icelandic facilities manufacture tablets, capsules, liquid pharmaceuticals, creams, ointments and related products for both domestic and export markets.

Actavis' site in **Serbia** specialises in gastroenterology and cardiology products. Established some five decades ago, and part of the Actavis Group since 2002, it is one of the country's largest pharmaceutical companies. The business has been streamlined by successfully closing down and divesting operations that are not part of the Group's core business.

A site refurbishment programme is currently underway enabling the facility to be designed, upgraded and ready to meet EU/GMP compliance.

The acquisition of Fako in Turkey has created a valuable springboard for Actavis in Turkey. The company has two manufacturing sites producing beta-lactams, penicillins, cephalosporins and APIs. The capital expenditure programme currently in place will ensure that these facilities will continue to meet market requirements.

2004 achievements

Last year the Group's manufacturing operations were streamlined and separated from local sales and marketing functions. The main areas of focus for 2004 included the effective transfer of products from Iceland to Malta, enhancement and co-ordination of the environmental health and safety function and effective co-ordination of group logistics. Timelines associated with all key objectives were met on schedule.

Three new programmes were introduced: Sales & Operations Planning, Business Continuity Management and a Group Capital Expenditure Approval programme. The division established a global purchasing council to focus primarily on cost reduction. The introduction of material review boards is helping to reduce inventory levels and packaging and bulk back-orders were each reduced significantly. Furthermore, a newly designed "Demand Solutions" system is providing effective support for supply partnerships.

Ongoing work involves site development and the support of various building/refurbishment programmes. The Operations Division also oversees continuous enhancement of local and corporate regulatory compliance, the continued improvement of customer service and the development of an operational strategic and tactical plan.

Regional highlights

Blister packaging was upgraded and extended in Malta, where a new laboratory and loading bay were also introduced. The number of products transferred from Iceland to Malta was on target, and over 20 successful quality audits were achieved.

In Bulgaria, the T3 plant at Dupnitza passed EU inspection and was issued with GMP certification. In Razgrad the upgrading of the finished-forms facility was completed, passing local authority audits.

In Iceland, tablet packaging was increased by 51% and production exceeded one billion tablets. Construction of a new R&D laboratory, development facility, warehouse and packaging extension commenced.

Quality and environmental, health and safety

High quality products and services form the bedrock of Actavis' commitment to customers and its business achievements. The Quality Affairs Division performs the role of "traffic controller", guiding and auditing quality systems and regulatory compliance across the Group, ensuring continuous improvement. The emphasis in 2004 was on foundation building for a strong quality assurance system for the Group, putting everything in place to tackle new opportunities and integrate new companies more seamlessly.

Last year a corporate Quality Board was established, comprising the Group's CEO and three Chief Executives. Its aim is to unify the Actavis vision and standards of quality. A major project for 2004 was the compilation and approval of a new manual outlining the Group's quality management system and its EHS management system.

Central to the manual are the corporate policies which were agreed and disseminated at the end of the year. A number of general procedures to support these policies will be issued in the first half of 2005. With the quality plan now in place, the first steps of the compliance phase will be rolled out in the autumn.

Each Actavis company has contributed to, and continues to be involved in, developing the manual and procedures.

New forums have been established to enable and encourage quality/EHS specialists in particular disciplines to network effectively throughout the Group.

In what is a highly complex and regulated field, Actavis' ongoing auditing programme checks that staff are trained to the appropriate levels and that resources are being utilised as efficiently as possible. In 2004 the Quality Affairs Division undertook several top-to-toe corporate "health checks" and quality/capacity audits of potential partners and suppliers.

Conducting Actavis business in a safe and responsible manner

In 2004 environmental responsibilities were merged with health and safety functions across Actavis as part of a more co-ordinated approach to EHS. A new Group manager and additional local specialists were also recruited to develop a corporate EHS programme.

An international network of EHS professionals is now in the process of implementing the strategy and integrating it with the Group's quality management system. Training, gap analyses and new reporting systems have already produced a number of improvements and are identifying areas for further development in 2005.





Efficiency
– we utilise our resources efficiently

People
the key to operational excellence

Realising our vision

The growth, vision and drive of our integrated team of managers, scientists and other key personnel have resulted in hands-on management and human resources practices which are closely linked to the Company's business objectives throughout the Group. The Group's approach results in individuals' talents, skills, and knowledge being integrated into the fabric of the organisation. They are then efficiently applied to create a competitive advantage through our intellectual capital: our corporate culture and allocation of people.

Actavis aims to realise its vision of becoming one of the world's leading generic pharmaceutical companies with the strategic application of scientific know-how, business understanding and the courage to challenge conventions and boundaries. Therefore, Actavis' management focus is not only on defensible product-market positions, but also on acquiring sustainable competitive advantages through core competencies and resource-based strategies. Human resources (HR) are at the heart of the Company and are aligned with its strategy.

Finding and developing the right competencies

Actavis must recruit and retain the very best candidates: therefore selection and integration of staff is at the core of its HR practices. This means choosing those who have the right attitude and develop their skills through systematic training. The combination of the two will improve performance and reduce cost by increasing quality and innovation, and by speeding up the registration, production and marketing of Actavis products. Actavis' human resource strategy plays a key role in realising the vision of the Group in its operations throughout the world.

Building a united corporate culture

While selection and development of employees and management talents plays an important role at Actavis, in 2004 special attention was paid to the emphasis on a common company culture. A company-wide programme was launched to introduce and promote the six common values which underline our day-to-day activities: ambition, proactiveness, flexibility, teamwork, efficiency and customer care. A combination of workshops and experiential learning seminars was held followed by teambuilding activities, competitions and cross-cultural exchange programmes. To follow up on the value implementation, HR practices of selection and new-employee training have now been designed around those core values, as has the performance management review of the senior management team. Employee surveys show that Actavis employees and managers live the values in their daily jobs and their awareness of the Company's values is high.

Measuring and managing

Actavis is introducing a number of HR measurements to improve efficiency and application. These create the basis for decision making and managerial practices. In addition to financial statistics, such as revenue per employee, they include databases on employees' know-how and education, the quality of selection and recruitment practices, training and development costs, grades and performance measures.

To co-ordinate the Actavis approach to human resource management a team of HR managers across the Group has developed comprehensive processes and procedures. The processes are adapted and implemented locally but tools, a professional approach and communications with employees are common elements.

Actavis' talent management system



1 Defining
2 Measuring
3 Developing
= Pipeline of strong leaders
Talent behaviour defined
Competence framework
Leadership standards
Identifying talent behaviour
Performance management system
Talent review process
Leadership training
Development plan
Coaching

Power of performance

Actavis is introducing comprehensive performance management practices; these emphasise our values and performance criteria, and are reflected in the way senior managers lead and motivate their staff. During 2004 an approach to performance and talent management was designed. The purpose is to enhance focus and strengthen management ability to achieve business, tactical and leadership objectives. This has three main elements: defining, measuring and developing. In other words, the Group has now defined core leadership competencies based on its corporate values and code of conduct. Implementation and development of these measures is scheduled to start in 2005.

Developing leadership skills – the Actavis Academy

Employee and management training is an important factor in the Group's day-to-day activities. These include comprehensive GMP training programmes and various projects designed to improve professional and inter-personal skills within the Group. The Actavis Academy, a continuous education centre, is dedicated to leadership training and performance management for the Group's senior managers.

The purpose of the management training is to establish a shared vision and common core values; to introduce new attitudes and behaviour to promote Actavis' business challenges; to encourage more leadership skills, such as motivation, leading by example, change management and integrity; to develop the knowledge and skills to seek new opportunities; and to improve communications and connections between managers. The design, testing and planning of the programme took place in 2004, and systematic training and coaching of four core leadership competencies will begin in 2005. The programme is designed to improve managers' interpersonal skills, personal abilities and results orientation, and to increase their ability to lead organisational change.

Training and management programmes for new employees also emphasise the communication of our past, present and future in order to strengthen our culture and motivation, as well as our ability to push boundaries to challenge ourselves and others. Leadership development and human resource management at Actavis are designed to empower and energise a continuous quest for improvement at every level.

Framework for Actavis' HR strategy and processes



Actavis, vision and strategy
Actavis, values
Corporate HR strategy:
We create value for our employees by providing a dynamic working environment, good terms of employment, and excellent career opportunities
Roles of:
Company stakeholders
Corporate executives (global/local)
HR functions (global/local)
Line managers
Employees
Recruitment strategy
Selection strategy
New employee training strategy
Development strategy
Performance management system
Exit strategy
Objective, tasks, processes, competencies
Key performance indicators

The Actavis share

Share trading

Actavis Group's (Ticker: ACT) shares are listed on the Iceland Stock Exchange (ICEX). The Company is quoted on its main index ICEX-15, the selected share index. Actavis shares traded 7.3% lower for 2004 as a whole after a 183.1% rise in 2003.

The total value of trading in Actavis shares was in ISK49.3 billion or EUR565.4 million[1] for the year 2004, which corresponds to a turnover of 37.5%. The average spread between bid and offer was 0.76% for the year. The market value of the Company at the year end was approx EUR1.4 billion.

Investor relations

Actavis' ambition in investor relations is to provide capital markets, investors and other stakeholders with consistent, open and prompt disclosure of relevant information that contributes to the fair valuation of the company.

Key principles in investor relations are:

- Commitment of senior management
- Consistent level of information regardless of whether news is positive or negative
- Address promptly any IR-related issues
- Directness and openness
- Actavis is service-minded

Main press releases 2005

22 March Actavis acquires Pharma Avalanche

28 February Actavis signs a letter of intent to divest manufacturing plant in Razgrad Bulgaria

22 February Actavis reports net profits of EUR62.7 million for 2004

08 February Actavis expands in India via acquisition and strategic collaboration

14 January New reimbursement list announced in Bulgaria

See more on *www.actavis.com*

Shareholder structure

On 15 March 2005, there were 2,932 shareholders in Actavis Group. Holdings are shown below:

Shareholders		Ownership (%)
Amber International and related parties[2]		36.2%
Institutional investors		33.6%
Private investors		21.7%
Treasury shares		6.6%
Management		1.9%
Total		100%
Free float*		40%
Total shares	ISK	2,993,780,301
Outstanding shares	ISK	2,795,166,852

*Iceland Stock Exchange calculation www.icex.is

1 EUR/ISK @ 87.14 which is the average exchange rate for the year.

2 Amber International and related parties are owned by Actavis' Chairman, Thor Bjorgolfsson.

Share price/trading volume


55
50
45
40
35
40,000
30,000
20,000
10,000
0
Traded amount EUR
Share price ISK
Jan 04 Feb 04 Mar 04 Apr 04 May 04 Jun 04 Jul 04 Aug 04 Sep 04 Oct 04 Nov 04 Dec 04

Source: Iceland Stock Exchange



Flexibility
– we seek new ways to improve our performance with an open mind

Executive biographies

Robert Wessman
President & CEO

Robert Wessman became the President and CEO of Actavis in 2002, after the merger with Delta where he had served as the CEO since 1999. A business graduate and lecturer at the University of Iceland, Wessman worked previously at the Icelandic transportation company Samskip, advancing to the post of CEO in Germany. Robert is also Chairman of the Board of the biotech company UVS (Urdur Verdandi Skuld) and a Board Member of the Icelandic Chamber of Commerce.

Holdings in Actavis at the end of 2004: 32,864,529. Call options: 754,178.

Gudbjorg Edda Eggertsdottir
Chief Executive, Sales & Marketing, Third-party – Global

Gudbjorg Edda Eggertsdottir joined Actavis in 2002 following the merger of Delta and Pharmaco (now Actavis). She had worked at Delta since 1983, initially as Marketing Manager, subsequently head of Development and Export divisions and finally Deputy CEO and Managing Director, Exports. Gudbjorg Edda has an MSc degree in Pharmacy from the Royal Danish School of Pharmacy (1976).

Holdings in Actavis at the end of 2004: 19,253,073.

Per Edelmann
Chief Executive, Sales & Marketing – International

Per Edelmann joined Actavis in the summer of 2004 as Head of International Commercial Affairs in Sales & Marketing – International. Previously he worked for the pharmaceutical company Alpharma, where he held the position of Leader of Business Development. Prior to that he was Alpharma's European Director of Sales & Marketing. Per graduated with an MBA from the Copenhagen Business School and has also completed a number of management programmes at the London Business School and Harvard Business School.

Aidan Kavanagh
Chief Executive, Operations

Aidan Kavanagh joined Actavis in September 2003, bringing with him over 18 years of experience in the global pharmaceutical industry. Before assuming his present position he served as a consultant to Actavis during its acquisition of the Serbian subsidiary, Zdravlje.

Holdings in Actavis at the end of 2004: 47,000.

Stefan J Sveinsson
Chief Executive, Development

Stefan J Sveinsson joined Actavis in 2002 following the merger of Delta and Pharmaco (now Actavis). He had worked at Delta since 1993 and most recently served as Managing Director, Development. Previously he was Assistant Professor of Pharmaceutics at the University of Iceland (1991-1993). Stefan has a Master's degree in Pharmaceutics from Dalhouse University, Canada.

Holdings in Actavis at the end of 2004: 1,079,365.

Gudrun S Eyjolfsdottir
Chief Executive, Quality Affairs

Gudrun S Eyjolfsdottir joined Actavis in 2002 following the merger of Delta and Pharmaco (now Actavis), where she had worked as Managing Director, Quality Affairs, since 2001. Prior to her role with Delta, she worked as a pharmaceutical inspector for 16 years, holding, among other roles, the position of Director of the Icelandic State Drug Inspectorate. Gudrun has an MSc in Pharmacy from the University of Uppsala in Sweden (1982) in addition to an Executive MBA degree from the University of Iceland (2002).

Holdings in Actavis at the end of 2004: 717,913.

Agust H Leosson
Chief Executive, Finance

Agust H Leosson served as Managing Director, Finance, at Delta from 2000 until 2003, when he assumed his present position with Actavis. A business graduate specialising in accountancy, Agust worked previously at international accountants Deloitte & Touche from 1991 until 1997, and as a Chief Accountant with the Icelandic fisheries operator HB from 1997 until 2000.

Holdings in Actavis at the end of 2004: 881,613. Holdings of financially related parties: 22,836.

Sigurdur Oli Olafsson
Chief Executive, Corporate Development

Sigurdur Oli Olafsson joined Actavis in 2003 after working for Pfizer UK from 1998 and moving to Pfizer US in 2001 to work in Global Research and Development. Prior to Pfizer he served as Marketing Manager of Omega Farma (now part of Actavis), later becoming its Drug Development Manager. Sigurdur currently serves as the Managing Director of Actavis, Inc. in the US. Sigurdur holds a degree in Pharmacy from the University of Iceland.

Ashok Narasimhan
Chief Executive, Strategic Businesses

Ashok Narasimhan was appointed as Actavis' Chief Executive of Strategic Businesses in October 2004. A postgraduate in Chemistry and Management from the University of Bombay, India, Ashok has over 23 years of experience in international marketing in addition to projects and product management experience in the pharmaceutical industry, having worked in Europe and the US. His most recent position was Managing Director of Zenara Pharma Ltd, an Actavis joint venture with Ceejay Healthcare Pte Ltd.

Svafa Gronfeldt
Chief Executive, Strategy and Organisational Development

Svafa Gronfeldt joined Actavis in October 2004. She previously served as a member of the EMEA Leadership team for Deloitte Consulting in Europe and a Managing Partner for IMG Deloitte in Iceland. She is an associate professor in the department of Economics and Business Administration at the University of Iceland and has conducted leadership training in the US and the UK. Svafa has a PhD in Industrial Relations from the London School of Economics and Political Science. She holds an MSc degree in Technical and Professional Communication from the Florida Institute of Technology and a BA degree in Political Science and Journalism from the University of Iceland.







Teamwork
– our diverse backgrounds create a powerful team

Financial risk management

Risk management – Financial risks

The principal objective of risk management is to reduce financial risk in the Group and to increase its financial stability. Actavis' risk management policy constitutes a framework of guidelines and rules covering areas such as foreign exchange, interest, and use of derivatives, as well as liquidity and credit risk.

The Group's treasury and risk management function is centralised and supports this objective by identifying, evaluating and hedging financial risk. The Group's Treasury guarantees cost-efficient funding and acts as an internal bank for the subsidiaries.

Market risk

Foreign exchange risk, transaction and translation exposure
The Actavis Group operates internationally and is exposed to foreign exchange risk from various currencies. The underlying net foreign exchange transaction exposure is hedged with derivatives, mainly foreign exchange contracts. These instruments all have maturity of less than one year. The Group only hedges foreign exchange currency cash flow forecast of less than 12 months. Translational risk arises as a result of converting the company's financial results to the functional currency. Translational risk is not hedged.

Interest rate risk
Fluctuations in interest rates have a direct impact on earnings. The interest rates used in the budget are based on forward rates and Group policy is to have the majority of funding on floating interest rates.

Credit risk

The Group has no significant credit risk; to minimise credit risk it focuses on ensuring that customers have an appropriate credit history and various guarantees are given. There is active monitoring.

Liquidity and refinancing risk

The Group has uncommitted and committed credit lines in place to maintain sufficient liquidity and a flexibility in funding. Actavis is a net borrower and surplus liquidity is used to repay external debts.

Hazard risk – insurance

Insurance is purchased to ensure that the Group's hazard risks, whether related to potential liabilities (for example, product and liability), physical assets (for example, buildings) or intellectual assets (for example, the Actavis brand) are optimally insured.

The Group has product liability insurance cover of EUR1-10 million, based on the nature of the claim. The product liability policy provides cover against product liability and product defects. The Group has not made any claim under this policy during the past five years. It is analysing its current cover to ensure that it is adequate.

The Group has insurance covering its facilities in the amount of their respective value. This insurance policy provides cover against damage resulting from natural disaster, vandalism, fire, burglary and certain other damage to the Group's facilities.

The Group has not made any significant claims under this policy during the past five years. The Group believes its current level of facilities' insurance cover to be adequate for its present requirements.

Actavis Group is currently reorganising its insurance structure. The objective is to analyse and assess insurance cover for the following purposes:

- Opportunities for improvement, potential gaps in insurance cover
- Identification of opportunities for improvement
- Identification of potential gaps in insurance cover
- Development of uniform terms of cover and deductibles for the Group
- Development of uniform insurance risk management objectives, targets, strategies and directives for the Group.



Corporate responsibility report

Among Actavis' most valuable assets are the trust and confidence of its investors, employees, customers and suppliers, as well as of the local communities and environments in which it operates. Their interests are integral to the Group's business operations and corporate reputation. Led by its core values, Actavis' commitment to quality and growth is equalled by its determination to create value for all its stakeholders.

Management

Effective corporate responsibility requires a good level of commitment from all staff. The Actavis Board of Directors and Group Executive Board lead the process and approve the strategic direction of the Group. Senior managers are accountable for the development and implementation of programmes appropriate to their responsibilities, while the Executive Board takes responsibility for matters relating to corporate, social and ethical policies.

Relationship with shareholders

Actavis aims to keep its shareholders well informed about corporate affairs and performance. The Group has adopted quarterly reporting to improve its levels of disclosure, and its website includes its latest presentations, annual reports and notices to the Iceland Stock Exchange, as well as a corporate fact sheet, details of corporate governance, information about its share price and other financial data.

Investor, shareholder and analyst meetings are held each quarter to present financial results and separate meetings are held to inform shareholders about specific activities or major events as necessary.

Relationship with employees

Actavis endeavours to be an attractive employer in all markets in which it conducts business operations.

The Group provides training to help its employees to perform to the best of their ability. It prides itself on providing excellent opportunities for those who wish to expand and develop their careers. A training programme for managers has been established, with the intention of developing existing and future leadership skills.

Actavis takes responsibility for providing a non-discriminatory work environment. The Group co-operates with labour unions and maintains an open and informative dialogue with such organisations in the countries where it operates.

Relationship with suppliers

Actavis commits to treat its suppliers fairly and to work with them in partnership to secure open and honest relationships.

Environmental health and safety

Actavis is committed to managing all aspects of its business in a safe and responsible manner that protects the environment and promotes the health and welfare of employees and the communities in which it operates.

During 2004 Actavis demonstrated its commitment with the appointment of a Corporate Environmental Health and Safety (EHS) Manager and by reorganising and strengthening local EHS structures. During 2004, EHS and Quality Affairs joined forces to develop corporate policies which will form the backbone of the Actavis EHS/Quality Management System.

Specialists from all Actavis companies are working together to produce the corporate procedures to support the policies. The procedures will be promulgated in the first half of 2005. The aim is to harmonise EHS and quality activities within the organisation. Work is also underway to attain ISO14001 certification for some operational sites.

Relationships with local communities

Actavis maintains a continuous and open dialogue with various interest groups and is committed to investing in, and working with, the communities in which it operates. These include universities, research groups, non-profit and political organisations, customers, suppliers, public authorities and representatives of the financial community.

Charitable contributions

Actavis is an active global sponsor and contributor to various social initiatives. Its strategy in local communities is to support affairs that are consistent with improving health and the quality of life. Through its charitable programme, it helps to make a difference to children's welfare, health, culture and sport.

During 2004, Actavis supported diverse sports teams, events and cultural affairs in the countries in which it operates. IceArt in Bulgaria united Icelandic and Bulgarian artists. Similarly Balkankult brought together Balkan and Nordic artists. Other community projects included an internet café established in Leskovac, Serbia, which is already proving to be a valuable resource for students. Actavis also donated medicine to people in need in Afghanistan, in Beslan, Russia, and in South East Asia following the tsunami disaster.

Corporate governance

High standards

Actavis Group supports high standards of corporate governance. It has taken steps to comply with the guidelines, adopted in March 2004 by the Chamber of Commerce, the Confederation of Icelandic Employers and the Icelandic Stock Exchange.

The management structure of Actavis Group is based on a two-tier system, consisting of a Board of Directors and an Executive Board which is led by the Company's CEO.

Appointment of the Board of Directors

A meeting of shareholders elects the Company's directors. When a new Board is elected it determines whether a director is deemed independent as defined by the guidelines of the Icelandic Stock Exchange. If a majority of directors is not deemed to be independent, the finding must be stated in the annual report, together with an explanation. The members of the existing Board of Directors do not fulfil the independence criteria provided for in the guidelines. The Company's policy on corporate governance and the stock exchange guidelines had not been issued when the Board was elected by the Annual General Meeting (AGM) in 2004. It has been a long-standing practice in the Icelandic corporate environment to appoint representatives of major shareholders to serve on company Boards. The Company's directors are therefore either shareholders or representatives of the major shareholders.

Directors submit necessary information about themselves in order to facilitate the Board's above-mentioned determination, and they notify changes which occur in their circumstances which may affect the Board's determination of their independence.

The Board of Directors consists of five directors, all of whom are non-executive. The Board is responsible for protecting the interests of all shareholders, with due respect to all other stakeholders, and performs a supervisory role.

Chairman
Thor Bjorgolfsson

Directors
Andri Sveinsson
Karl Wernersson
Magnus Thorsteinsson
Sindri Sindrason

Bjorgolfur Gudmundsson resigned from the Board of Directors at the Annual General Meeting in April 2004 and was replaced by Andri Sveinsson.

Board meetings

The Board of Directors met 11 times during the period from the AGM in 2004. At least half the directors must attend a Board meeting to constitute a quorum for decision making. Major decisions may not be made, however, unless all Board members have had an opportunity to discuss the issue. Matters are decided by a vote. In the case of a draw, the Chairman has the casting vote.

Board meetings are held at least six times a year. The Chairman of the Board calls the meeting, and a meeting is called if any director or the CEO so requests. Meetings are called via e-mail at reasonable notice, and the agenda of the meetingis specified. Documents to be discussed at the meeting are normally sent in advance to those who attend.

A Board meeting may be held by electronic communication or telephone as appropriate.

The proceedings of Board meetings are recorded in a minutes book, signed by those who attend the meeting. All decisions made at the meeting are recorded, and directors and the CEO are entitled to have their comments recorded in the minutes book if they are not in agreement with the Board's decision.

The Board ensures that an operational plan and financial plan are made for each financial year.

At regular Board meetings the following business is always on the agenda:
a. Minutes of the last Board meeting
b. CEO's report on the operations of the company
c. Review of status of accounts and status of company vis-a-vis the operational and financial plans.

Directors must maintain confidentiality regarding the proceedings of Board meetings. If a director violates confidentiality or other trust confided to him/her, the Chairman calls a shareholders' meeting, which decides whether a new director should be elected.

Responsibilities of the Board of Directors

The company's Board is responsible for its affairs and ensures that the organisation and activities of the company normally comply with good and correct practice.

- The Board represents the company externally, for instance in courts of law and vis-a-vis government authorities. The signatures of a majority of the Board are binding for the Company.
- The Board thoroughly and continuously monitors all the operations of the Company and acquires all information necessary in order to be able to perform its tasks. The Board monitors that the operational and financial plans are followed, and reaches conclusions regarding reports on the Company's credit, major undertakings, important guarantees, finance, cash flow and special risk factors. The Board determines how often the CEO submits interim accounts.
- The Board is responsible for provisions of law and regulations on annual accounts and book-keeping being complied with. It must ensure that the necessary basis for audit is in existence, and is responsible for annual accounts, signed by Board members and the auditor, being completed not later than one week before the Company's AGM.
- The annual accounts for each year are accompanied by a report from the Board, which provides information on important factors in the assessment of the Company's financial status and performance during the financial year, which do not appear in the balance sheet or profit and loss account, or the notes to them.

The report explains the Board's proposals for disposition of profit or balancing of loss for the previous financial year. It states the number of shareholders at the beginning and end of the financial year, and states the percentage holdings of those shareholders who own at least 10% of shares.

- The Board's report also discusses important events which have taken place after the end of the financial year, the company's future prospects, and research and development work.
- Board members have access to all the Company's books and documents.
- The Board engages a CEO, and determines his/her salary and other terms of employment, and job description.
- The Board monitors the work of the CEO, and governs the Company together with him/her.
- The Chairman of the Board ensures that an evaluation of the Board's performance and work is carried out at least yearly. The Chairman may engage an outside party to carry out the performance evaluation.

Board sub-committees

The Company's Board appoints three directors to the audit committee.

Directors who are also Company employees may not serve on the committee. The parties appointed to the committee must have knowledge and experience of finance, book-keeping and accounts.

The committee's role is to advise the Board on the following matters:

- Monitoring of the company's financial status.
- Evaluation of Company's internal monitoring system and risk management.
- Evaluation of managers' reports on financial matters.
- Evaluation of whether all laws and regulations are being observed.
- Preparation of selection of a chartered accountant as Company auditor.
- Direct access to the chartered accountant who is Company auditor.
- Evaluation of audit reports.
- Evaluation of other work of the chartered accountant who is Company auditor.

The Company Board appoints three Board members to the compensation committee. Board members who are also company employees may not serve on the committee.

The role of the committee is to advise the Board on the following matters:

- Policy-making on the principles of the company's terms of employment, including performance-related salaries and stock options in the company.
- Contract with the CEO on salary and other terms of employment.
- Contracts with other employees also on the Board on salaries and other terms of employment.

Plans for stock options approved by the Board are submitted to a shareholders' meeting for approval.

The sub-committees will be appointed at the first Board meeting after the 2005 AGM .

Tasks of the CEO

The Board defines the tasks of the CEO in a job description which includes at least the items stated below.

- The CEO deals with the day-to-day operation of the company, and must in these matters follow the Board's policy and instructions.
- The CEO cannot make decisions on extraordinary or major matters without the approval of the Board of Directors, unless it is necessary to avoid losses for the Company, and a meeting of the Board of Directors cannot be called to make the decision. All such decisions made by the CEO must be reported to the Board of Directors.
- The CEO must ensure that the Company's accounts are kept in accordance with law and customary practice, and that the Company's assets are handled in a secure manner.
- The CEO must ensure that the Company's interests are suitably insured.

- The CEO submits to the auditor the information and documents which are significant to the audit, including such information, documents, facilities and assistance as the auditor deems necessary for his/her work.
- The CEO signs the annual accounts, together with the Board.

Responsibilities of the Executive Board

The main responsibility of the Executive Board is the day-to-day operation of Actavis; making strategic decisions in accordance with the corporate vision and mission; aligning strategy and planning and ensuring that the Company has the appropriate resources to execute its strategy and plans; ensuring that the Group's budget and forecasts are properly prepared, that targets are met, and generally managing and developing the business within the overall budget.

The Executive Board meets monthly, and meetings are attended by the Manager of Corporate Communications and other senior personnel, as appropriate. The Executive Board follows the policy and directions of the Board of Directors in the management of Actavis. The CEO appoints other members of the Executive Board.

The Executive Board consists of ten Chief Executives. It is headed by the CEO, Robert Wessman.

Robert Wessman, CEO
Agust H Leosson, Chief Executive, Finance
Aidan Kavanagh, Chief Executive, Operations
Ashok Narasimhan, Chief Executive, Strategic Businesses
Gudbjorg E Eggertsdottir, Chief Executive, Sales & Marketing, Third-party – Global
Gudrun S Eyjolfsdottir, Chief Executive, Quality Affairs
Per Edelmann, Chief Executive, Sales & Marketing – International
Sigurdur O Olafsson, Chief Executive, Corporate Development
Stefan J Sveinsson, Chief Executive, Research & Development
Svafa Gronfeldt, Chief Executive, Strategy & Organisational Development

In 2004, Kristjan Sverrisson resigned as Chief Executive of Sales and Marketing - Own Brand (now Sales & Marketing – International), and was replaced by Per Edelmann; Thor Kristjansson resigned as Deputy to the CEO.

In 2004, three new functions were added to the Executive Board headed by the following members:
Ashok Narasimhan, Chief Executive, Strategic Businesses
Sigurdur O Olafsson, Chief Executive, Corporate Development
Svafa Gronfeldt, Chief Executive, Strategy and Organisational Development.

Remuneration of the Board of Directors and Executive Board

The remuneration of the Board of Directors is decided at the Annual General Meeting. The remuneration of the CEO is decided by the Board of Directors.

Competitive remuneration for the members of the Executive Board is important, in order to ensure that the Group can attract and retain qualified people with the relevant experience and skills. It is therefore important to offer an attractive package that reflects the required workload and level of responsibility.

The remuneration of the Executive Board is decided by the CEO. Remuneration information can be found on page 59.

Auditing

External audit
An independent auditor is appointed annually by the shareholders at the Annual General Meeting.

Internal audit
An internal auditing department has been established in the Actavis Group. The head of the department reports to the CEO.

Currently the department is creating a Control Guidelines Manual, and is in the process of assessing and identifying internal control weaknesses and mapping key business processes. A project plan, addressing any weakness in the control environment with action plans for implementing procedures for improvement will then be established.

The internal auditing department is also responsible for building a risk assessment database that will form the foundation of the annual audit plan.

The audit findings will be presented to the Executive Board twice a year and to the audit committee at least once a year.

Annual General Meeting

The Annual General Meeting takes place on 31 March 2005 at 17:00 at the Grand Hotel, Reykjavik, Iceland.

Governance bodies


Shareholders' meeting
External auditors
Board of Directors
Board sub-committees
Audit committee
Compensation committee
CEO
Internal auditor
Executive Board
Sales & Mkg., Own-label
Sales & Mkg., Third-party
R&D
Operations
Quality Affairs
Finance
Corporate Development
Strategy & Org. Dev.
Strategic Businesses

Compliance

The Company complies fully with the relevant rules and regulations on insider trading. The Compliance Officer reports directly to the Company's CEO. The Compliance Officer ensures that the Company's employees and management are aware of existing laws and regulations. Rules on insider information and insider trading are published and regularly distributed throughout the organisation, and presentations are regularly made to inform new employees of their obligations as insiders.

The Company expects all employees who have access to insider information to act as required of an insider. All information that relates to the Company's present and future business operations is expected to be kept strictly confidential. The Company's insider register is maintained by the Company's Compliance Officer and the Icelandic Stock Exchange is regularly informed of any changes to it. Primary insiders are members of the Board, the CEO, the members of the Executive Board and the auditors. Other primary insiders are nominated persons in legal, financial, accounting, R&D, communications and investor-relations functions. Persons who participate in the development and preparation of a project, including mergers or acquisitions, are considered temporary insiders. A separate temporary insider register is maintained by the Company when considered appropriate by the Compliance Officer.

During the closed period, insiders are not allowed to trade in the Company's securities. The closed period starts four to five weeks after the last publication date of annual or interim results. The publication dates are published in the financial calendar at *www.actavis.com/investors*.



Customer care
– customer satisfaction
is central to our success

Actavis' Board of Directors



Thor Bjorgolfsson is the largest shareholder in Actavis and has been a Board member since 1999 and Chairman since 2000. He is an entrepreneur and investor with significant interests in pharmaceuticals, telecommunications and financial services. Mr Bjorgolfsson began his investment activities in Russia, where he was the co-founder of the Bravo brewery in St Petersburg. After nearly ten years of expansion, Bravo was sold to Heineken NV. Mr Bjorgolfsson acquired Balkanpharma (now Actavis Bulgaria) in 1999, through his joint investment fund, Amber, and later merged it with Pharmaco (now the Actavis Group).

Mr Bjorgolfsson sits on the Boards of various organisations and is the Chairman of Icelandic investment fund Burdaras and of Samson Holding, the latter being a significant investor in Landsbanki, a leading bank in Iceland.

Thor Bjorgolfsson is also a General Consul of Iceland, representing the country in north-west Russia.

Number of shares at end 2004: 1,085,336,652.



Karl Wernersson has been a member of the Board since 1999. He is a business graduate from the University of Iceland and a founder and Chairman of one of Iceland's largest pharmacy chains, Lyf og Heilsa.

Number of shares at end 2004: 225,377,850.



Sindri Sindrason was previously the Chief Executive Officer of Pharmaco (now the Actavis Group). Mr Sindrason is a private investor and has been a member of the Board since April 2003.

Number of shares at end 2004: 10,204,955





Magnus Thorsteinsson joined the Board in April 2003. He is the majority owner and Chairman of the Icelandic airline conglomerate, the Avion Group.

Number of shares at end 2004: 0

Andri Sveinsson joined the Board in March 2004. He is the financial director of Novator Ltd and a member of the Board of the National Bank of Iceland.

Number of shares at end 2004: 0

Endorsement by the Board of Directors and the President and CEO

The Company's financial statements are stated in thousands of EUR and include the consolidated financial statements of Actavis Group hf. and its subsidiaries. The accounting principles applied in preparing the Company's financial statements are consistent with those used in the previous year.

The name of Actavis Group hf. was formerly Pharmaco hf. but the name was changed in May 2004.

At the end of December 2004 the Company entered into an agreement to buy the Polish company Biovena. Biovena has specialised in the marketing of generics. The 2004 income statement and balance sheet of the Goup were not affected by this agreement during 2004.

Net profit for the year amounted to EUR62.7 million for the Group, according to the income statement. Stockholders' equity amounted to EUR277.4 million at the year end according to the balance sheet. Changes in stockholders' equity and appropriation of net profits are further explained in the financial statements. Outstanding capital stock was 2,791,162 thousand shares at the end of the year, which had a book value of EUR36.2 million. Each share has a nominal value of one Icelandic krona. The number of shareholders at the year end was 2,942, a decrease of 103 from the beginning of the year. Two shareholders owned more than a 10% share in the Company at year end, Amber International Ltd. with 32.9% and Landsbanki Luxemburg S.A., with a 10.3% holding.

The Board of Directors proposes payment of a 10% dividend on the nominal value of capital stock to shareholders in the year 2005 which corresponds to 5.1% of net profit.

The Board of Directors and the President and CEO of Actavis Group hf. hereby confirm the Group's financial statements for the year 2004 with their signatures.

Hafnarfjordur, 21 February 2005.



Thor Bjorgolfsson
Chairman of the Board of Directors



Sindri Sindrason
Director



Karl Wernersson
Director



Magnus Thorsteinsson
Director



Andri Sveinsson
Director



Robert Wessman
President and CEO

Consolidated financial statements

for the year ended 31 December 2004

Auditors' report

Board of directors and shareholders of Actavis Group hf.

We have audited the accompanying consolidated balance sheet of Actavis Group hf. as of 31 December 2004 and the related consolidated income statement and consolidated statement of cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position of Actavis Group hf. as of 31 December 2004, and the results of its operations and its cash flows for the year then ended, in accordance with law and generally accepted accounting principles in Iceland.

Reykjavik, 21 February 2005.

Alexander G. Edvardsson

Audur Thorisdottir

KPMG Endurskodun hf.

Consolidated income statement

for the year ended 31 December 2004

	Notes	2004	2003
Operating revenue:			
Sales	5,6	424,761	293,525
Other revenue		26,936	22,626
		451,697	316,151
Operating expenses:			
Direct production expenses / cost of sales		214,376	173,124
Sales and marketing expenses		61,584	21,279
General and administrative expenses		36,973	23,247
Other operating expenses		24,056	14,442
Depreciation and amortisation	30	25,646	13,604
Impairment losses on fixed assets		0	18,336
		362,635	264,032
Profit from operations		89,062	52,119
Net financial (expenses) income	24	(10,611)	(1,642)
Special reserve on investment		0	(3,689)
Profit before income tax		78,451	46,788
Income tax	25	(11,431)	(4,434)
Profit before minority interest		67,020	42,354
Minority interest		(4,364)	(1,814)
Net profit		62,656	40,540
Earnings per share:	7		
Basic earnings per share (EUR)		0.0225	0.0143
Diluted earnings per share (EUR)		0.0224	0.0142

Amounts are in thousands of euro

Consolidated balance sheet

Assets

	Notes	2004	2003
Fixed assets:			
Intangible assets:	8,9		
Development expenditure and pharmaceutical know-how	27	32,905	24,916
Goodwill	28	229,126	235,038
		262,031	259,954
Property and equipment:	10,29		
Property and plant		58,174	51,027
Machinery and equipment		84,349	63,606
		142,523	114,633
Investment:			
Investment in associated company	35	3,338	3,115
Investment in other companies	11	5,339	2,947
Securities		1,325	1,364
Deferred tax assets	16,41	21,217	14,966
		31,219	22,392
Total fixed assets		435,773	396,979
Current assets:			
Inventories	12,36	71,572	78,852
Receivables:	13		
Accounts receivable		113,974	72,307
Other receivables		39,850	19,421
Cash		17,325	29,968
Total current assets		242,721	200,548
Total assets		678,494	597,527

Amounts are in thousands of euro

31 December 2004

Stockholders' equity and liabilities

	Notes	2004	2003
Stockholders' equity:			
Capital stock	14,37	36,181	36,113
Share premium		100,066	100,903
Translation reserve		(30,200)	(28,634)
Accrued stock option		47	281
Retained earnings		171,286	111,812
Total stockholders' equity	39	277,380	220,475
Provisions:			
Minority interest		10,193	7,295
Deferred tax liabilities	16,41	9,578	8,333
Employee termination indemnity	17	5,753	5,539
		25,524	21,167
Long-term liabilities:			
Long-term liabilities	43	166,535	173,974
Current liabilities:			
Bank loans		88,826	90,758
Accounts payable		41,351	43,765
Current maturities of long-term liabilities	44	42,200	18,889
Accrued liabilities and expenses		36,678	28,499
		209,055	181,911
Total liabilities and provisions		401,114	377,052
Total stockholders' equity and liabilities		678,494	597,527

Amounts are in thousands of euro

Consolidated statement of cash flows

for the year ended 31 December 2004

	Notes	2004	2003
Cash flows from operating activities:			
Net earnings		62,656	40,540
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortisation	30	25,646	31,940
Currency fluctuations and indexation		7,867	(7,615)
Changes in deferred taxes		(4,398)	365
Other changes		3,909	5,772
Working capital provided by operating activities		95,680	71,002
Changes in operating assets and liabilities:			
Inventories, decrease (increase)		7,356	(15,063)
Receivables, increase		(56,484)	(9,627)
Short-term liabilities, increase (decrease)		2,280	(2,529)
Changes in operating assets and liabilities		(46,848)	(27,219)
Net cash provided by operating activities		48,832	43,783
Cash flows to investing activities:			
Increase in intangible assets		(15,677)	(14,547)
Investment in property and equipment		(43,742)	(28,750)
Proceeds from sale of property and equipment		1,650	2,403
Investments in other companies, net of cash acquired		(8,400)	(52,272)
Proceeds from sale of investment in other companies		92	0
Securities, change		419	120
		(65,658)	(93,046)
Cash flows from financing activities:			
Changes in capital stock		(768)	(33,058)
Dividend paid		(3,182)	(673)
Changes in minority interest		141	0
Proceeds from long-term borrowings		36,766	77,634
Payments of long-term debt		(18,289)	(49,617)
Bank loans, changes		(9,070)	77,176
		5,598	71,462
(Decrease) increase in cash		(11,228)	22,199
Cash at beginning of year		29,968	8,863
Effects of exchange rate changes on beginning balances		(1,415)	(1,094)
Cash at year end		17,325	29,968
Other information:			
Interest paid on long-term debt		9,967	8,777
Income tax paid		5,438	8,826

Financial statements of Actavis Group hf. 31 December 2004 Amounts are in thousands of euro

Notes to consolidated financial statements

Summary of accounting principles

Basis of preparation

1. Actavis Group hf., formerly Pharmaco hf. (the Company) is a company domiciled in Iceland. The consolidated financial statements are prepared in accordance with the Icelandic Financial Statements Act and Regulation on the presentation and contents of financial statements and consolidated financial statements. The financial statements are presented in euro rounded to the nearest thousand. They are prepared on historical cost basis and are, in all main respects, based on the same accounting principles as in the previous year.

Subsidiaries are those enterprises controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intra-group balances and transactions, and any unrealised gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

Associated companies are recorded in the balance sheet at the lower of cost or net realisable value.

Foreign currencies

2. Transactions in foreign currencies are converted into euros at the exchange rate of the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are converted into euros at the foreign exchange rate of that date. Foreign exchange differences arising on conversion are recognized in the income statement.

Financial statements of subsidiaries

3. The operations of subsidiaries are not considered an integral part of the parent Company's operations. Accordingly, the assets and liabilities of subsidiaries, including goodwill and fair value adjustments are converted into euros at exchange rates of the balance sheet date. The revenue and expenses of subsidiaries are converted into euros at the average conversion rates for the period. Conversion differences are recognised directly in equity.

Derivative financial instruments

4. The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities.

Revenue recognition

5. Revenue from sale of products is recognised in the income statement when significant risk and rewards are transferred to the buyer. Revenue is not recognised if there is uncertainty about the collectability of receivables, related expenses or possible return of products.

Financial statements of Actavis Group hf. 31 December 2004 Amounts are in thousands of euro

6. A portion of the Group's revenue comes from the sale of dossiers. Revenue from the sale of dossiers is recognised when certain milestones, included in the contracts, are met.

Earnings per share

7. Earnings per share is the ratio between profit and weighted average number of shares for the year and reveals net profit per share. The net earnings for the year amounted to EUR62.7 million and the weighted average number of shares 2,790 million shares, when taken into consideration purchases and sales of treasury shares. The nominal value of each share amounts to one ISK. Earnings per share for the year amount to EUR0.0225. Calculation of diluted earnings per share takes into consideration stock options made with the Company's employees and the prospective deliverance of shares related to those options, which amounts to 833 thousand shares. The Company has not entered into agreements to issue any convertible bonds.

Intangible assets

8. Development expenditure is capitalised in the balance sheet as development expenditure and pharmaceutical know-how. If development leads to production of marketable products the relevant cost is amortised over a period of five years. The amortisation period starts when the first sale is made. If it becomes evident that future economic benefits are not probable the cost is then charged to the income statement.

9. Goodwill arising on acquisition represents the excess of the cost of the acquisition over the fair value of the net identifiable assets acquired. Goodwill is stated at cost less amortisation to year end 2002. From the beginning of the year 2003 the goodwill is not amortised but tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. If recoverable amount of goodwill is less than its carrying amount, the difference will be amortised. At year end an impairment test was conducted resulting in a loss of EUR3.0 million which was recognised in the income statement.

Property and equipment

10. Property and equipment are valued at cost less depreciation. Depreciation is calculated as a fixed annual percentage based on the asset's expected economic life and its salvage value. Expected economic life is specified as follows:

Property and plant	12 - 50 years
Equipment	3 - 10 years

Investment

11. Investments in other companies are carried at acquisition cost less provisions for estimated impairment losses on certain investment.

Inventories

12. Manufactured products are valued at their average production cost, consisting of both direct and indirect production cost. Inventories of purchased goods and materials are valued at cost.

Financial statements of Actavis Group hf. 31 December 2004 — Amounts are in thousands of euro

Accounts receivable and other receivables

13. Receivables and securities are reduced by an allowance for doubtful accounts. This allowance is not a final write-off, but a reserve to meet possible future losses. The allowance is deducted from appropriate balance sheet items. Receivables amounting to EUR153.8 million at the year end have been written down by EUR 7.3 million in the balance sheet.

Repurchase of share capital

14. When treasury shares are repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a change in equity. Treasury shares are classified as a reduction of net equity. Possible gains or losses on purchase or sale of treasury shares are not reported in the income statement.

Stock option agreements

15. The Company has stock option agreements with certain employees which may be exercised in the years 2001 - 2005. The Company's cost is calculated according to the Black-Scholes method of evaluating stock option agreements. Thus, valued cost is expensed over the lifetime of the contract and is recognised in the income statement with a corresponding increase in stockholders' equity.

Deferred tax assets and liabilities

16. Deferred tax assets and deferred tax liabilities are included in the financial statements. Their calculation is based on the difference between balance sheet items as reported in the Group's financial statements and tax returns of the companies within the Group. This difference occurs because expenses are generally expensed earlier for tax purposes than in the financial statements and due to investment tax credits. Deferred tax assets and liabilities are balanced if they are associated to taxes that are imposed by the same authorities.

Employee termination indemnity

17. The employee termination indemnity relates to the Turkish subsidiary. In accordance with the existing social legislation in Turkey, companies are required to make certain lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. Such payments are calculated on the basis of an agreed formula, are subject to certain upper limits and are recognised in the accompanying financial statements as accrued. The reserve has been calculated by estimating the present value of the future obligation of the Company that may arise from the retirement of the employees.

International accounting standards

18. According to an EU Directive, companies listed on European Stock Exchanges must prepare consolidated financial statements in accordance with international financial reporting standards (IFRS) as of the year 2005. The Company will present its report for the first quarter of 2005 in accordance with IFRS. The main changes from the Company's current financial statements relate to the valuation of intangible assets. Furthermore, presentation of the income statement as well as the balance sheet will be altered and notes to the financial statements will be more detailed.

Financial statements of Actavis Group hf. 31 December 2004 — Amounts are in thousands of euro

Changes in the Consolidation

19. The Company established the English subsidiary Actavis UK Ltd. in March. The subsidiary is included in the consolidated financial statements.

During the year the Company increased its ownership in the Serbian pharmaceutical company Zdravlje AD by EUR0.3 million. The Company's ownership amounted to 73% at year end and increased by 2% during the year.

As of November Abfar İlaç Sanayi ve Ticaret AŞ and Fako İlaçlari AŞ were merged under the name of Fako and all assets, liabilities and commitments of Abfar were transferred to Fako.

At the year end the Danish sales and marketing company, DLF, was sold. The sale has immaterial effect on the consolidation financial statements.

Quarterly overview

20. The operation of the Group is specified as follows by quarters:

	1st Quarter 1.1 - 31.3	2nd Quarter 1.4 - 30.6	3rd Quarter 1.7 - 30.9	4th Quarter 1.10 - 31.12	Total 1.1 - 31.12
Sales	117,472	103,636	97,251	106,402	424,761
Cost of goods sold	(60,069)	(52,391)	(50,012)	(51,904)	(214,376)
Gross profit	57,403	51,245	47,239	54,498	210,385
Operating expenses less other income	(21,637)	(24,922)	(20,762)	(28,356)	(95,677)
Amortisation, depreciation and impairment of fixed assets	(4,942)	(5,850)	(4,649)	(10,205)	(25,646)
Net financial income (expenses)	(3,113)	(4,155)	(2,839)	(504)	(10,611)
Income tax	(6,813)	(1,922)	(3,692)	996	(11,431)
Minority interest	(729)	(490)	(1,276)	(1,869)	(4,364)
Net earnings	20,169	13,906	14,021	14,560	62,656

Operating expenses

21. Auditors' fee is specified as follows in the consolidation:

	2004	2003
Auditing of financial statements	608	843
Review of interim financial statements	158	158
Other services	196	244
Total audit fee	962	1,245

Personnel

22. Salaries and related expenses are specified as follows:

	2004	2003
Salaries	90,645	60,782
Related expenses	7,225	6,790
Total salaries and related expenses	97,870	67,572
Number of employees at year end	6,602	6,835
Average number of employees, adjusted for full-time employment	6,841	6,539

Executive employment terms

23. Payment of salaries to the key executives of the Company for work performed for the companies within the Group, their stock options and ownership in the Company are specified as follows:

	Salaries and bonuses	Stock option in thousands of shares	Shares at year end
Senior executives:			
Robert Wessman, CEO	428	754	32,865
Board members:			
Thor Bjorgolfsson, Chairman of the Board	28	0	1,085,337
Karl Wernersson	14	0	225,378
Magnus Thorsteinsson	14	0	0
Sindri Sindrason	785	0	10,205
Six managing directors and the deputy CEO	664	0	22,002
Former Board members:			
Bjorgolfur Gudmundsson	14	0	99
	1,947	754	1,375,886

In addition to salaries and benefits the CEO realized EUR5.3 million shares through the exercise of his stock option. The CEO purchased 5.273 thousand shares at the exercise price of EUR 0.06 and another 38 thousand at the exercise price of EUR0.16. The market value of these shares was EUR2.7 million at the same time.
The Company has granted the Company's CEO a loan amounting to a total of EUR2.4 million with a market interest rate.

Stock option agreements with the Company's CEO, which are based on the exercise price EUR0.0317, were granted in 2001 and are redeemable in 2005.

The ownership of shares by the board members includes both direct ownership and indirect ownership through holding companies.

A retirement contract with Sindri Sindrason, former CEO, was finalized during the year. According to the agreement he received EUR771 thousand as a final settlement.

Net financial income and expenses

24. Financial income and expenses are specified as follows:

	2004	2003
Interest earned	2,300	769
Interest expenses and indexation	(16,284)	(9,325)
Currency fluctuations	3,373	7,748
Gain on sale of investment	0	(834)
	(10,611)	(1,642)

25. Income tax recognized in the income statement is specified as follows:

Current tax expense

Current year	9,760
Under/(over) provided in prior years	104
	9,864

Deferred tax expense

Origination and reversal of temporary differences	(521)
Investment tax credits	(5,966)
Other changes	8,054
	1,567
Total income tax expense according to the income statement	11,431

Reconciliation of effective tax rate

Profit before tax		78,451
Income tax using the domestic corporation tax rate	18.0%	14,121
Effect of tax rates in foreign jurisdictions	2.2%	1,764
Non-deductible expenses	0.9%	680
Tax exempt revenue	(3.1%)	(2,424)
Investment tax credits	(7.9%)	(6,240)
Exchange rate differences and other changes	4.5%	3,530
Effective income tax	14.6%	11,431

Earnings per share

Basic earnings per share

26. The calculation of earnings per share is based on the Company's profit in EUR and the weighted average number of issued shares at year end. Weighted average number of shares and diluted earnings per share are specified as follows in millions of shares.

Weighted average number of shares	2004	2003
Outstanding shares at 1 January 2004	2,785	574
Effect of bonus shares issued	0	2,269
Effect of treasury shares	5	(9)
Effect of new shares issued	0	5
Weighted average number of shares at 31 December 2004	2,790	2,839

Diluted earnings per share

The calculation of diluted earnings per share at 31 December 2004 was based on net profit attributable to shareholders and a weighted average number of ordinary shares outstanding during the year ended 31 December 2004.

	2004	2003
Weighted average number of shares at 31 December	2,790	2,839
Impact of stock options	3	8
Weighted average number of shares at 31 December (diluted)	2,793	2,847

Intangible assets

27. Development cost for new products is capitalised in the balance sheet among intangible assets. Those assets are amortised over a period of five years. Changes during the year are specified as follows:

Balance at 1 January 2004	24,916
Additions during the year	15,473
Currency adjustments during the year	486
Sales during the year	(158)
Amortised during the year	(7,812)
Balance at 31 December 2004	32,905

28. Capitalised goodwill in the balance sheet is derived from the purchase of subsidiaries. Changes in goodwill during the year are specified as follows:

Balance at 1 January 2004	235,038
Changes in opening balance	(6,682)
Additions due to purchase of subsidiaries	3,401
Currency adjustments during the period	1,776
Other changes	(1,384)
Impairment loss	(3,023)
Balance at 31 December 2004	229,126

Changes in opening balance

Due to changes in the recognition of deferred tax asset of the subsidiary Fako, which relate to prior years, the opening balance of goodwill was restated.

Fixed assets

29. Fixed assets and depreciation are specified as follows:

	Property and plant	Machinery and equipment	Total
Cost			
Balance at 1 January 2004	78,757	160,385	239,142
Additions during the year	9,208	34,057	43,265
Currency adjustments during the year	(1,232)	(1,969)	(3,201)
Sales and disposals during the year	(528)	(27,427)	(27,955)
Balance at 31 December 2004	86,205	165,046	251,251
Depreciation			
Balance at 1 January 2004	27,730	96,779	124,509
Depreciated during the year	1,760	11,667	13,427
Currency adjustments during the year	(1,253)	(1,298)	(2,551)
Depreciation of asset disposals	(206)	(26,451)	(26,657)
Balance at 31 December 2004	28,031	80,697	108,728
Book value at 31 December 2004	58,174	84,349	142,523
Depreciation ratios	2 - 8%	10 - 33%	

Amounts are in thousands of euro

30. Depreciation, amortisation and impairment losses according to the income statement are specified as follows:

Amortisation of development cost according to note 27	7,812
Other changes in goodwill according to note 28	1,384
Impairment loss in goodwill according to note 28	3,023
Depreciation of fixed assets according to note 29	13,427
	25,646

Impairment of goodwill

31. During the year an impairment loss was charged to the carrying amount of goodwill that arose in the acquisition of Actavis Nordic. The impairment loss amounted to EUR3.0 million.

Purchase lease agreements

32. Buildings, machinery and equipment, for which the Group has entered into purchase lease agreements, are capitalized, despite ownership of lessor according to the contract. At year end the remainder of the contracts amount to EUR3.3 million.

Official real estate valuation and insurance value

33. Buildings and properties in Iceland, with a book value of EUR20.3 million, had an official real estate valuation of EUR20.6 million at year end 2004. Their insurance value amounted to EUR44.5 million at the same time.

Inventories in Iceland, amounting to EUR20.0 million at year end, were insured for EUR28.2 million.

Fixed assets and inventories in other production facilities with a book value of EUR83.4 million had an insurance value of EUR 247.9 million.

Amounts are in thousands of euro

Investment

34. At year end the Company owned 15 subsidiaries that are all included in the consolidated financial statements. The subsidiaries owned 19 subsidiaries at year end that are included in their financial statements. The companies that are included in the consolidated statements are as follows:

	Ownership %
Actavis BV (Medis Holland BV), Netherlands	100%
Actavis Ltd. (Pharmamed Ltd), Malta	100%
Actavis Trading Ltd., Malta	100%
Actavis hf. (Delta hf.), Iceland	100%
Actavis Inc. (Pharmaco Inc.), USA	100%
Actavis Nordic A/S (United Nordic Pharma AS), Denmark	100%
Nordisk Ibu-Pharma ApS, Denmark	100%
Actavis AS (UNP A/S), Denmark	100%
Actavis OY, Finland	100%
Actavis A/S, Norway	100%
Actavis A/B (UNP Sweden AB), Sweden	100%
Actavis Ltd., UK	100%
Balkanpharma Holdings Ltd, Cyprus	100%
Balkanpharma Healthcare International, Cyprus	100%
MM Pharma LLC, USA	100%
Verben S.A. Uruguay	50%
Actavis AD (Balkanpharma AD), Bulgaria	100%
Balkanpharma Dubnitsa AD, Bulgaria	98%
Balkanpharma Troyan AD, Bulgaria	98%
Balkanpharma Razgrad AD, Bulgaria	98%
Balkanpharma Security AD, Bulgaria	100%
Balkanpharma Macedonia, Macedonia	100%
Actavis OOO (Balkanpharma OOO), Russia	100%
Colotech AS, Denmark	86%
Fako İlaçlari AŞ, Turkey	89%
Medis GmbH, Germany	60%
Medis Ltd., Isle of Man	100%
Medis ehf., Iceland	100%
Medis Danmark AS, Denmark	100%
NM Pharma ehf., Iceland	100%
Oculis ehf., Iceland	67%
Omega Farma ehf., Iceland	100%
Zdravlje AD, Serbia	73%
Zdravlje Trade AD, Serbia	100%

Investment in associated company

35. At year end the Company's ownership in Iceland Genomics Corp. USA amounted to 31% with a book value of EUR3.3 million.

Inventories

36. Inventories are specified as follows:

	2004	2003
Raw materials	32,361	32,882
Work in progress	14,348	16,919
Finished goods and goods for resale	24,863	29,051
Inventories at 31 December 2004	71,572	78,852

Stockholders' equity

37. Changes in the nominal value of capital stock during the year are specified as follows:

	Number of shares in thousands	Nominal value in thousand of EUR
Outstanding capital stock at 1 January 2004	2,785,394	36,113
Purchase of treasury shares	(5,108)	(59)
Sale of treasury shares	10,876	127
Outstanding capital stock at 31 December 2004	2,791,162	36,181

38. Total capital stock is as follows:

Total capital stock issued	2,993,780	38,521
Treasury stock	(202,618)	(2,340)
Outstanding capital stock at 31 December 2004	2,791,162	36,181

39. Reconciliation of movements in stockholders' equity:

	Capital stock	Share premium and statutory reserve	Translation reserve	Accrued stock option	Retained earnings	Total
Balance at 1 January 2004	36,113	100,903	(28,634)	281	111,812	220,475
Treasury shares acquired	(59)	(2,391)				(2,450)
Treasury shares sold	127	1,277				1,404
Expensed stock option				43		43
Redeemed stock option		277		(277)		0
Acc. currency adjustment			(1,566)			(1,566)
Dividend paid					(3,182)	(3,182)
Net earnings					62,656	62,656
Balance at 31 December 2004	36,181	100,066	(30,200)	47	171,286	277,380

Stock options agreements

40. The company has granted its employees stock options rights, which they can exercise in the year 2005. The Company will use treasury shares or/and issue new shares to fulfill the Company's obligations according to the stock options. The Company's stock option liabilities are 0.8 million shares at year end. Changes during the year are specified as follows:

	Shares in thousands	Nominal value in thousand of EUR
Balance at 1 January 2004	12,612	151
Exercised stock options during the year	(11,779)	(141)
Balance at 31 December 2004	833	10

Deferred income tax

41. The Company's deferred tax assets and deferred tax liabilities are specified as follows:

	Assets	Liabilities
Balance at 1 January 2004	14,966	8,333
Income tax posted to income statement	4,530	15,787
Income tax payable	(660)	(8,816)
Other changes	2,381	(5,726)
Balance at 31 December 2004	21,217	9,578

Deferred tax assets and deferred tax liabilities specified on items:

	Assets	Liabilities
Intangible assets	814	4,630
Operating fixed assets	(54)	1,815
Current assets	877	1,875
Investments	(37)	(139)
Current liabilities	1,368	(8)
Accrued stock options	0	43
Long-term liabilities	1,740	5
Total deferred tax liabilities from assets and liabilities	4,708	8,221
Carry forward income tax losses	4,364	1,357
Investment tax credits	12,145	0
Balance at 31 December 2004	21,217	9,578

Commitments

42. The Company is committed to increase the share capital of its subsidiary, Colotech AS by EUR3.0 million. The payments will be made in six instalments during the next three years.

The Company is committed on behalf of its subsidiary, Zdravlje AD, to invest EUR11.4 million in Serbia during the next four years.

The Company has guaranteed a loan granted to its subsidiary, Fako, amounting to EUR12.0 million.

Long-term liabilities

43. Long-term liabilities are specified as follows, by currency denominations:

Loans in EUR	134,307
Loans in USD	33,667
Loans in GBP	2,300
Loans in JPY	12,396
Loans in CHF	12,209
Loans in SEK	1,442
Loans in MTL	8,271
Loans in BGL	3,268
Loans in other currencies	875
Total long-term liabilities, including current maturities	208,735
Current maturities of long-term liabilities	(42,200)
Total long-term liabilities	166,535

44. Annual maturities of long-term liabilities are specified as follows:

In 2005	42,200
In 2006	30,921
In 2007	23,813
In 2008	82,804
In 2009	6,413
Subsequent payments	22,584
Total long-term liabilities	208,735

Derivative

45. The Company has made currency and interest swap contracts. These contracts are specified as follows:

Currency and interest swap contracts:	2004	2003
Assets	14,880	15,184
Liabilities	15,637	12,533

Financial statements of Actavis Group hf. 31 December 2004 Amounts are in thousands of euro

Subsequent events

46. At the beginning of January 2005 the Company sold the subsidiary, Oculis ehf. Its primary objective was research work concerning pharmaceutical eye-medicine. The proceeds from the sale were immaterial to the consolidation financial statements.

At the beginning of February 2005 the Company agreed to acquire the Indian contract research organisation company, Lotus Laboratories. The acquisition is subject to the satisfaction of certain conditions. If the acquisition materialises the acquisition price will amount to EUR19.1 million plus cost directly related to the acquisition.

Other matters

47. The directors af Actavis Group hf. support high standards of corporate governance and have taken into account the guidelines on corporate governance adopted by the Icelandic Stock Exchange, the Confederation of Icelandic Employers and the Chamber of Commerce.

Financial ratios

48. The main financial ratios for the Group are as follows:

	2004	2003
Equity ratio	0.41	0.37
Current ratio	1.16	1.10
Return on equity	28.9%	17.8%
EBITDA	114,708	84,059
EBITDA as a percentage of revenues	25.4%	26.6%
Working capital provided by operating activities	95,680	71,002

Financial statements of Actavis Group hf. 31 December 2004 Amounts are in thousands of euro

Actavis worldwide

North America

Our strategy is to file Actavis products on the market, and expand partnerships, outsourcing and in-licensing opportunities. Emphasis will be placed on building a strong product pipeline to support future sales of own-label products in the US market. We have already begun to exploit synergies in the simultaneous development of products for both European and US markets.

Sales & Marketing, Third-party – Global

Through robust development and registrations, the Third-party division aims to develop its relationship with other pharmaceutical companies which sell Actavis products under their own labels, thereby increasing its focus in France and south-western Europe. Key markets currently include Germany, the UK, Austria, and the Netherlands. The Group is not focusing on these markets for its own-label products.

Sales & Marketing – International

Focusing primarily on central and eastern Europe, the division sells products under its own-label that have either been developed by Actavis or have been in licensed from other companies. Key markets include Turkey, Bulgaria, Russia, Serbia and the Nordic countries. The intention is to strengthen the division's position in the Nordic countries and to continue building on the established platform in central and eastern Europe.

India

Actavis is strengthening its presence in India, a country which offers access to a wide range of expert skills and low-cost supply. The Group has already established a research and development centre, which will focus initially on compiling drug master files and registration applications for the US, and a strategic collaboration with an Indian manufacturer, which provides the Company with products for the US market. Further acquisition and collaboration opportunities will be explored.

R&D, manufacturing

Bulgaria
Iceland
India
Malta
Serbia
Turkey

Sales & Marketing

Australia
Belarus
Bulgaria
Czech Republic
Denmark
Estonia
Finland
Georgia
Germany
Iceland
Kazakhstan
Latvia
Lithuania
Macedonia
Malta
Mongolia
Norway
Poland
Turkey
Russia
Serbia
Slovakia
Sweden
Ukraine
United Kingdom
United States

Pharmaceuticals registered

Albania
Armenia
Azerbaijan
Austria
Australia
Belgium
Belarus
Brazil
Bulgaria
Chad
Czech Republic
Denmark
Estonia
Finland
France
Faroe Islands
Germany
Hungary
Ireland
Iceland
Italy
Kazakhstan
Latvia
Lithuania
Luxembourg
Macedonia
Malta
Mexico
Moldavia
Mongolia
Netherlands
Nigeria
Norway
New Zealand
Oman
Panama
Portugal
Poland
Romania
Russia
Serbia
Slovakia
Slovenia
Spain
South Africa
Sudan
Switzerland
Sweden
Taiwan
Turkey
Ukraine
United Kingdom
Vietnam
Yemen

Shareholder information

Actavis investor relations

Reykjavikurvegur 76-78
220 Hafnarfjordur, Iceland
Tel: +354 535 2300
Fax: +354 535 2301
ccom@actavis.com

Contact

Halldor Kristmannsson
Manager of Corporate Communications
Email: **hkristmannsson@actavis.com**
Tel: +354 840 3425

Information on the internet

For Actavis shareholder information please see Actavis' website which carries extensive information on the Company.
www.actavis.com

Financial calendar

Actavis will report its results for the year 2005 at quarterly intervals on the following dates:

Quarter 1	**24 May 2005**
Quarter 2	**9 August 2005**
Quarter 3	**8 November 2005**
Quarter 4 and annual results	**7 February 2006**

Annual General Meeting

The Annual General Meeting of Actavis Group will be held on Thursday 31 March 2005 at the Grand Hotel in Reykjavik, Iceland, at 17:00 hours GMT.

The annual report

The annual report is available on the Group's website www.actavis.com. For printed copies please contact us at **ccom@actavis.com**

Dividend payment

The Board of Actavis has recommended a final dividend of 10% of outstanding shares amounting to 5.1% of the profit after tax for 2004. The final dividend will be paid on 7 April.

Stock Exchange

Actavis shares are quoted on the Iceland Stock Exchange (www.icex.is).
Ticker Symbol: ACT
Trading currency: ISK

Analyst coverage March 2005

Islandsbanki hf.
Anna M. Gudjonsdottir
Email: **anna.m.gudjonsdottir@isb.is**
Tel: +354 440 4000

Kaupthing Bank hf.
Haraldur Yngvi Petursson
Email: **haraldurp@kbbanki.is**
Tel: +354 444-6961

Landsbanki Islands hf.
Gudmunda Osk Kristjansdottir
Email: **gudmunda.osk.kristjansdottir@landsbanki.is**
Tel: +354 410 7384

Moving towards International Financial Reporting Standards (IFRS)

Actavis Group currently prepares its primary financial statements under Icelandic Generally Accepted Accounting Practice (Icelandic GAAP). From 2005 onwards the Group will be required to prepare its consolidated financial statements in accordance with International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). This change applies to all financial reporting for accounting periods beginning on or after 1 January 2005 and, consequently, Actavis Group's first IFRS results will be its interim results for Q1 2005. The Group's first Annual Report under IFRS will be for 2005. The date for transition to IFRS for the Group is 1 January 2003.

To explain how Actavis Group's reported performance and financial position are affected by this change, information previously published under Icelandic GAAP will be restated under IFRS and details will be published shortly. These IFRS financial statements will be prepared on the basis of IFRSs expected to be available at 31 December 2005. These are subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance from the IASB and are therefore still subject to change.

The main impacts of the changes to IFRS are likely to be in the areas of business combinations and intangible assets. The IFRS restatements will impact opening equity, the Group balance sheet and the Group income statement, and will result in different presentation from these financial statements.

Produced by: Corporate Communications, Actavis
Design and layout: Hvita Husid, Advertising Agency, Iceland
Printed by: Prentmet, Iceland
Photography: Ari Magg, Grimur Bjarnason and others

This Annual Report contains forward-looking statements with respect to the financial condition, results of operations and businesses of Actavis. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, exchange rate fluctuations, the risk that research and development will not yield new products that achieve commercial success, the impact of competition, price controls and price reductions, the risk of loss or expiration of patents or trade marks, difficulties of obtaining and maintaining governmental approvals for products, the risk of substantial product liability claims, exposure to environmental liability.


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creating value in pharmaceuticals

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